Exhibit 1

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

November 28, 2016

FORWARD

Tabular dollar amounts are in millions of Canadian dollars, except per share amounts or unless otherwise indicated. This Management’s Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements. The terms “we,” “us,” “our,” “Shaw” and “the Company” refer to Shaw Communications Inc. and, as applicable, Shaw Communications Inc. and its direct and indirect subsidiaries as a group.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Statements included in this Management’s Discussion and Analysis that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to:

•	statements about future capital expenditures;
•	asset acquisitions and dispositions;
•	cost efficiencies;
•	financial guidance for future performance;
•	business strategies and measures to implement strategies;
•	statements about Company’s equity investments, joint ventures and partnership arrangements;
•	competitive strengths; and
•	expansion and growth of Shaw’s business and operations and other goals and plans.

They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this Management’s Discussion and Analysis are reasonable and that the expectations reflected in the forward looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many which are confidential, include but are not limited to:

•	general economic conditions;
•	interest;
•	income tax and exchange rates;
•	technology deployment;
•	content and equipment costs;
•	industry structure;
•	conditions and stability;
•	government regulation; and
•	the integration of recent acquisitions.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•	general economic, market and business conditions;
•	changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies;
•	industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;
•	the Company’s ability to execute its strategic plans and capital projects;
•	the Company’s ability to achieve cost efficiencies;
•	technology, cyber security and reputational risks;
•	opportunities that may be presented to and pursued by the Company;

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

•	changes in laws, regulations and decisions by regulators that affect the Company or the markets in which it operates;
•	the Company’s status as a holding company with separate operating subsidiaries; and
•	other factors described in this report under the heading “Known events, trends, risks and uncertainties”.

The foregoing is not an exhaustive list of all possible factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and pay dividends to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward looking statements contained in this Management’s Discussion and Analysis are expressly qualified by this statement.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

ABOUT OUR BUSINESS

At Shaw, we are focused to deliver long-term growth and connect customers to the world through a best in class seamless connectivity experience.

In the following sections we provide select financial highlights and additional details with respect to our strategy, our four divisions, our network and our presence in the communities in which we operate.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

Select Financial and Operational Highlights

Through an evolving operating and competitive landscape our consolidated business has delivered stable and profitable results in 2016.

	Year ended August 31,
				Change
(millions of Canadian dollars except per share amounts)	2016	2015	2014	2016%	2015%
Operations:
Revenue	4,884	4,486	4,219	8.9	6.3
Operating income before restructuring costs and amortization(1)	2,114	2,037	1,909	3.8	6.7
Operating margin(1)	43.3%	45.4%	45.3%	(2.1pts )	0.1pts
Net income from continuing operations	456	666	606	(31.5)	9.9
Income from discontinued operations, net of tax(2)	784	214	281	>100.0	(23.8)
Net income	1,240	880	887	40.9	(0.8)
Per share data:
Basic earnings per share
Continuing operations	0.92	1.40	1.30
Discontinued operations	1.59	0.40	0.54

	2.51	1.80	1.84

Diluted earnings per share
Continuing operations	0.92	1.39	1.30
Discontinued operations	1.59	0.40	0.54

	2.51	1.79	1.84

Weighted average participating shares outstanding during period (millions)	480	468	457
Funds flow from continuing operations(3)	1,483	1,398	1,302	6.1	7.4
Free cash flow(1)	482	653	698	(26.2)	(6.4)

(1)	Refer to Key performance drivers.
(2)

As of the date the Media division met the criteria to be classified as held for sale and for the period up to the transaction closing date of April 1, 2016, the Company ceased amortization of non-current assets of the division, including program rights, property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the year, before tax, amounted to $35 for program rights and $6 for property, plant and equipment, intangibles and other, respectively.

(3)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the Consolidated Statements of Cash Flows.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

Subscriber highlights	August 31, 2016	August 31, 2015	Change
Consumer
Video – Cable	1,671,059	1,764,523	(93,464)
Video – Satellite	790,574	811,988	(21,414)
Internet(1)	1,787,642	1,772,293	15,349
Phone	956,763	1,027,266	(70,503)

	5,206,038	5,376,070	(170,032)
Business Network Services
Video – Cable	61,153	77,709	(16,556)
Video – Satellite	30,994	31,435	(441)
Internet(1)	179,867	180,248	(381)
Phone	301,328	284,785	16,543

	573,342	574,177	(835)
Wireless(2)
Postpaid	667,028	–	667,028
Prepaid	376,260	–	376,260

	1,043,288	–	1,043,288

	6,822,668	5,950,247	872,421

(1)	Internet subscribers at August 31, 2015 have been restated to reclassify 2,081 customers from Consumer to Business Network Services.
(2)

Wireless subscribers (or Revenue Generating Units (“RGUs”) – Recurring RGUs (e.g. cellular phone, smartphone, tablet or mobile Internet device) that has access to the wireless network for voice and/or data communications, whether Prepaid or Postpaid. Prepaid subscribers include RGUs where the account is within 90 days of the prepaid credits expiring. See Key Performance Drivers.

Our Strategy

At Shaw, we are focused to deliver long-term growth and connect customers to the world through a best in class seamless connectivity experience.

In 2016, Shaw positioned itself as a leading enhanced connectivity provider through two transformational transactions: the acquisition of WIND Mobile and the divestiture of Shaw Media. The addition of wireless enables Shaw to combine the power of fibre, coax, Wi-Fi and wireless networks to deliver a seamless experience of anytime and anywhere enhanced connectivity within our operating footprint.

We will continue our sharp focus on operational efficiency to ensure we execute on our strategic priorities and build on delivering an exceptional customer experience that is centered on our world-class converged network and strategic partnerships with best in-class providers.

Culture and People

As Shaw repositioned itself as a leading enhanced connectivity provider, we also embarked on evolving our culture to enable us to deliver on this corporate and operational strategy. Building off the success of its Focus To Deliver program launched in 2014, Shaw continues to maintain its efficiency and growth potential by ensuring business decisions are made in accordance with disciplined customer-centric criteria.

Shaw believes its success and strength stems from its people and its commitment to making Shaw the place where the best people choose to work. Shaw continues to modernize and enhance the model below to ensure its leaders and employees are highly engaged to deliver on our customer promises.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

Through various data points, including Shaw’s annual employee engagement survey, Shaw identified the following four areas of focus to help achieve its culture and people objectives:

1)	Leading Effectively – instituting masterful leaders at every level of the Company who deliver extraordinary business results by bringing out the best from the people that report to them

2)	Enabling Work – providing people tools, processes and technologies that are simple, efficient and easy, making it easier for leaders and employees to carry out their duties and responsibilities

3)	Enhancing the Employee Experience – delivering an exceptional employee experience tailored to our diverse employee base which considers an employees’ day to day activities and career aspirations

4)

Maximizing Performance – implementing reward and recognition programs that drive a culture of accountability and rewards performance excellence for all employees (without encouraging employees to take extraordinary risks)

Inspiring and engaging its employees to align with its strategy is the cornerstone of Shaw’s success. We are grateful to have approximately 14,000 employees committed to delivering an exceptionally seamless connectivity experience for our customers and the communities we serve.

Our World-Class Converged Network

As our customers spend more of their time in the digital environment, they increasingly need and expect an always-on, seamless connectivity experience. This requires multiple technological platforms that are combined effectively to provide seamless connectivity to the customer. By adding our Wireless division to complement our existing, leading hybrid fibre-coax and Wi-Fi networks, Shaw has the opportunity to continue to innovate in response to changing consumer needs and technological developments. The world of connectivity will change in the coming years as wireline broadband technologies develop, standards for 5G are set and wireless and wireline platforms converge. Following the acquisition of WIND Mobile in 2016, Shaw has initiated the work to integrate its wireline and wireless networks. In 2016, Shaw also invested in the newest generation of broadband equipment to enable future access technologies that will enhance our hybrid fibre-coax network. In addition, by the

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

end of fiscal 2017, we expect to complete the LTE-Advanced upgrade to our mobile wireless network. These and other initiatives in 2016 position us to take advantage of the opportunities to innovate that will be available through our converged network.

Global Technology Leaders

In order to efficiently secure and deliver leading technology for our customers – both for today and tomorrow – we recognize that we must join global scale initiatives. This ensures that the technology we adopt and invest in is, and continues to be, leading-edge in the communications industry globally.

This approach allows us to leverage our current assets where we have strength and expertise, while also ensuring our capital investments are aligned with industry leaders to support the development, maintenance and advancement of new technology where it is impractical for us to do so on a standalone basis. This ensures that there is sufficient capital, resources and commitment to continue advances in innovation, performance and reliability of our services and products. In addition, this strategic approach to our business gives us the opportunity to better manage costs by participating in purchasing opportunities on a global scale.

We have solidified a series of significant relationships this year with global leaders on the following initiatives:

•	our planned rollout of the TV Everywhere X1 video platform developed by Comcast (see discussion under “Consumer”)
•

our ongoing work with NOKIA, a global leader in mobile wireless technology and solutions, to design, plan and deploy LTE-Advanced, the world’s most advanced wireless technology (see discussion under “Wireless”)

•	our “Smart” suite of business services that includes SmartWiFi in collaboration with Cisco’s Meraki and SmartVoice with Broadsoft (see discussion under “Business Network Services”).

Consumer

	2016			2015
(millions of Canadian dollars)	$	share of consolidated		$	share of consolidated
Revenue	3,752	76	%(1)	3,752	83	%(1)
Operating income before restructuring costs and amortization(2)	1,667	78%		1,686	82%

(1)	Before intersegment eliminations.
(2)	Refer to Key performance drivers.

Our brand promise to our customers is that, with Shaw, “they won’t miss a thing”. Our Consumer division provides residential customers with leading connectivity experiences on two platforms.

•	Wireline Services – we provide broadband Internet, Shaw Go WiFi, video and phone to customers that are connected to our local and regional hybrid fibre-coax network
•	Satellite Services – we provide video by satellite to customers across Canada

Wireline Internet, Video and Phone Services

As one of the largest providers of residential communications in Canada, our Consumer division connects families in British Columbia, Alberta, Saskatchewan, Manitoba and Northern Ontario on our hybrid fibre – coax network with broadband Internet, Shaw Go WiFi, video and home phone services to meet their needs at home and on the go.

As our customer needs evolve, we continue to focus on innovative service offerings. Our customer-centric strategy is designed to deliver high-quality customer service, simplicity, value and choice for our customers.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

Internet

As an enhanced connectivity company, we believe that the Internet plays a fundamental role in connecting our customers to the world and everything in it. We recognize the importance of providing reliable, affordable and worry-free connectivity to meet the ever increasing appetite of our customers for discovery, social connectivity and streaming.

We continue to make the necessary investments to ensure that our advanced hybrid fibre –coax network keeps pace with the current and future expectations of our customers. These investments made it possible for Shaw to launch WideOpen Internet 150 in July, 2016 and provide customers with the speed and data capacity they need. Shaw offers 150 Mbps download speeds to over 90% of our footprint. WideOpen Internet 150 is offered at an affordable price and when paired with our improved two-year ValuePlans, it provides cost certainty for our customers which we expect will improve customer retention.

We also improved our carrier-grade Shaw Go WiFi service in the first half of fiscal 2016 by making it six times faster for our mid-tier and top-tier Internet customers. These upgrades support the continuing growth in the number of devices connecting to our network. Over 2.5 million devices have authenticated to our carrier-grade Shaw Go WiFi network and there are approximately 85,000 access points representing an increase of approximately 12,500 in fiscal 2016 covering locations from British Columbia to Ontario.

Video

Our wireline video services continue to offer a wide selection of television channels (including over 120 high definition (“HD”) channels) and over 10,000 on-demand, pay-per-view and subscription movie, and television programming titles.

Our wireline video customers can choose from a selection of primary packages and can add additional channels from a variety of sports, family and other theme specialty packages as well as a number of individual channels offered on a channel-by-channel basis. In March 2016, we expanded customer choice with the introduction of a new small basic service called “Limited TV” and we also revised our offering to include small, medium and large theme packs starting at $6 per theme pack. By December 2016, our customers will have the ability to subscribe for a primary package (including Limited TV), any theme packs they choose, and add-on individual channels on a channel-by-channel basis which they can select from all of our channels.

Our wireline video customers can access our television offerings through an interactive, on-screen program guide which includes access to on-demand movies and television programming and pay-per-view content, including scheduled sporting, concerts and other special events. With an enabled video terminal, wireline video customers can record and store programs for later viewing and pause and rewind live and recorded programs.

In June 2015, Shaw announced that it has partnered with Comcast Corporation (“Comcast”), and Cisco Systems Inc. (“Cisco”) as integrator, to make its market-leading cloud-based X1 video platform available to Shaw’s wireline video customers. The X1 platform offers a seamless viewing experience across multiple screens and devices both in and out of the home. As a result of this collaboration, Shaw will be the first in Canada to capitalize on this cloud technology. Shaw is progressing on its plan to roll out this new technology through fiscal 2017.

In October 2015, Shaw began the deployment of the whole home video terminal used by Comcast in place of its current gateway and HD PVR terminals. This Comcast terminal operates on our current video platform and is compatible with the rollout of the X1 in-home experience for Shaw’s wireline video customers. In March 2016, we re-launched our customer contract offer with two-year ValuePlans that included rental video equipment hardware at the core of the offer. The ValuePlans were re-launched with two primary goals in mind: (i) a reduction in customer churn/turnover, and (ii) to provide more value to our contracted customers in exchange for their commitment.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

As part of the X1 experience, in January 2016, we launched the X1 mobile application (“app”) called “FreeRange TV” for our wireline video and satellite customers. This app makes available, over the Internet and on mobile devices, a selection of linear channels and up to 30,000 on-demand video titles based on the customer’s home video subscription. FreeRange TV enables our customers to travel with the video experience that they currently enjoy in the home.

Phone

Shaw’s phone service offers a full-featured residential digital telephone service through our wireline network as a complement to our broadband Internet and video services.

Satellite Services

Through Shaw Direct, our Consumer division connects families across Canada with video and audio programming by satellite. Shaw Direct customers have access to over 550 digital video channels (including over 220 HD channels) and over 10,000 on-demand, pay-per-view and subscription movie and television programming titles.

Similar to our wireline video service, satellite customers can now choose from a selection of primary channel packages and may add from a variety of sports, family and other theme specialty packages, and a number of individual channels that we offer on a channel-by-channel basis. In March 2016, we expanded satellite customer choice with the introduction of a new small basic service called “Limited TV” and we also revised our offering to include small, medium and large theme packs starting at $6 per theme pack. By December 2016, our satellite consumers will have the ability to subscribe for a primary package (including Limited TV), any theme packs they choose, and add-on individual channels on a channel-by-channel basis which they can select from all of our channels.

Shaw Direct is one of two satellite video services currently available across Canada. While Shaw Direct has many customers in urban centres, market penetration for satellite video is stronger in areas having no or limited (generally fewer than 80 channels) cable television coverage. The service is marketed through Shaw Direct and a nation-wide distribution network of third party retailers.

Shaw is committed to leading technology with access to three satellites that enable us to enhance our offerings, improve service quality and provide in-orbit back-up capacity. In March 2016, Shaw announced a plan to move all video services from MPEG-2 to MPEG-4 in three phases starting in April 2017 which will improve the efficiency of Shaw’s transponders. Shaw’s objective is to be 100% MPEG-4 by the fall of 2019.

A listing of Shaw’s satellite capacity is provided below.

Shaw Satellite Transponders
Transponders	Interest	Nature of Satellite
Anik G1	16 xKu-band	Leased

Anik F2	16Ku-band	Owned
	6 Ku-band	Leased
	2 Ku-band (partial)	Leased

Anik F1R	28 Ku-band	Leased
	1 C-band	Leased

Intelsat Galaxy 16	1 Ku-band (partial)	Leased

Seasonality

While financial results for the Consumer division are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. Subscriber activity may also be affected by competition and Shaw’s promotional activity. Further, satellite subscriber activity is modestly higher around the summer time when more subscribers have second homes in use. Shaw’s wireline and satellite Consumer businesses do not depend on any single customer or concentration of customers.

2016 Annual Report Shaw Communications Inc.	11

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

Shomi

Shomi, the over-the-top streaming platform that launched as a joint venture of Shaw and Rogers Communications in fiscal 2015 will be wound down with service ending November 30, 2016. As a result, Shaw expects to incur additional investment losses of up to $120 million in the first quarter of fiscal 2017 relating to a provision for future liabilities in Shomi. See Note 7 of the financial statements attached to this Management’s Discussion and Analysis for reconciliation of the equity loss in the Shomi joint venture in fiscal 2016 and 2015.

Wireless

	2016
(millions of Canadian dollars)	$	share of consolidated
Revenue(3)	280	6	%(1)
Operating income before restructuring costs and amortization(2)(3)	59	3%

(1)	Before intersegment eliminations.
(2)	Refer to Key performance drivers.
(3)

Effective March 1, 2016, Shaw acquired Mid-Bowline Group Corp. and its wholly owned subsidiary, WIND Mobile Corp. Revenue and Operating income before restricting costs and amortization is for the period from March 1, 2016 to August 31, 2016.

Our Wireless division was formed following the acquisition of WIND Mobile in March 2016. This acquisition transformed Shaw into an enhanced connectivity provider, adding the critical wireless component of our converged network. Our Wireless division currently operates in Ontario, Alberta and British Columbia, offering the leading alternative for mobile services to the three national wireless incumbent carriers.

Approximately 15 million Canadians reside within our current mobile wireless network service area. Our Wireless division’s customer base is growing, with over one million customers presently served, including over 125,000 customers added in fiscal 2016. In the second half of fiscal 2016, Shaw completed the first critical step in our wireless network upgrade. All 3G equipment in western Canada was replaced with Nokia equipment which enables us to increase speeds and throughput as well as put to use an additional 10MHz of AWS-1 spectrum to significantly enhance performance. Shaw’s path towards an LTE Advanced network is currently underway and we expect to have this completed by the end of fiscal 2017.

Current Wireless Service and Launch of Freedom Mobile

On November 21, 2016, Shaw announced that WIND Mobile would be renamed Freedom Mobile as the next step in enhancing the effectiveness of our Wireless division in serving the needs of our customers. The launch of Freedom Mobile provides a fresh start and an opportunity to sharpen our focus on providing a customer-centric alternative to the value-conscious segment of the wireless market. This milestone allows our Wireless division to build on our current strengths, providing full control over our future branding strategy and redirecting resources from royalty payments for use of the WIND brand name to other marketing or brand building initiatives. Freedom Mobile is committed to delivering significant value to customers with its easy to understand pricing plans and no term contracts.

Our Wireless division is undertaking several initiatives to enhance its competitiveness in the market by:

•	improving the retail and customer care experiences,
•	expanding its handset lineup with more high-end devices, and
•	improving its network performance with the deployment of LTE-Advanced.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

LTE Advanced

We have partnered with NOKIA in the initiative to launch a world class, next generation mobile wireless network to our customers in Ontario, Alberta and British Columbia. LTE-Advanced is the latest standard of cellular technologies available in the marketplace today. Completing this initiative will allow us to provide a mobile connectivity experience that significantly improves on today’s offering, including faster speeds and more reliable network performance.

Business Network Services

	2016			2015
(millions of Canadian dollars)	$	share of consolidated		$	share of consolidated
Revenue	548	11	%(1)	520	12	%(1)
Operating income before restructuring costs and amortization(2)	265	13%		256	13%

(1)	Before intersegment eliminations.
(2)	Refer to Key performance drivers.

Our Business Network Services division serves business and public sector customers – whether connected by our wireline or satellite networks which allow us to better focus on the needs of our business customers.

Shaw Business connects customers of all sizes to our wireline-network or by satellite with a range of communications services –from home offices and regional businesses to large scale enterprises. While we provide business grade network access to smaller clients on our local and regional hybrid fibre-coax network, our larger enterprise customers are generally connected by fibre to the premise. Through the acquisition of ENMAX Envision Inc. in 2013, Shaw significantly increased its fibre footprint and profile among larger enterprise customers in Calgary, Alberta.

The range of services offered by Shaw Business includes:

•	Fibre Internet – scalable, symmetrical fibre Internet solutions from 10 Mbps to more than 10 Gbps
•	Data Connectivity – secure private connectivity for multiple locations
•	Voice Solutions – from services that connect customer premise equipment to the phone network and single voice line solutions to robust fully managed hosted unified communications functionality
•	Video – video and audio service offering content for public viewing
•	Broadcast Video – high-quality video across North America in real time

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

Shaw has positioned itself as a trusted business advisor with a focus on the small and medium enterprise segment of the market. Shaw Business takes care of all aspects of its customers’ increasingly complex communications so they can focus on growing their business. As part of this strategy, Shaw has collaborated with global scale technology leaders to offer its “Smart” suite of easy to use and flexible managed business communications solutions. The Smart suite of services provides cost-effective enterprise grade managed IT and communications solutions that are increasingly valued by small and medium sized businesses as the digital economy grows in scope and complexity. The Smart suite of services includes:

SmartVoice – a unified communications solution that integrates instant messaging, presence, email, video conferencing and a mobile application that is built on Broadsoft’s BroadWorks platform

SmartWiFi – a fully-managed Internet solution that enables seamless, secure wireless connectivity for employees and guests in the office and on the go that is deployed over Cisco’s Meraki platform

SmartSecurity – a fully-managed network security platform deployed over Cisco’s Meraki platform that protects a wired and Wi-Fi network at the edge with access control, the ability to control which applications run on the network, content filtering and connecting branch locations

In order to continue to meet the evolving needs of our customers, we are executing our plan to ensure that our wireline network keeps pace with the expectations for bandwidth, speed and reliability that our Shaw Business customers expect today and will expect in the future. See “Shaw’s Wireline Network” for a description of our wireline network and the advances that we are undertaking.

Shaw Business is also leading the rollout to customers in western Canada of hybrid IT services with the opening in 2015 of the Calgary1 data centre. These services are a natural complement to Shaw Business’ current offerings and leverage ViaWest’s 17 years of experience as a hybrid IT solutions provider. See discussion under “Business Infrastructure Services.”

Wholesale Wireline Network Services

Using our national and regional access wireline networks, we provide services to Internet service providers (“ISPs”), other communications companies, broadcasters, governments and other businesses and organizations that require end-to-end Internet and data connectivity in Canada and the United States. We also engage in public and private peering arrangements with high speed connections to major North American, European and Asian networks and other tier-one backbone carriers.

Broadcast Services

Shaw Broadcast Services uses our substantial fibre backbone network to manage one of North America’s largest full-service commercial signal distribution networks, delivering more television and radio signals by satellite to cable operators and other multi-channel system operators in Canada and the U.S. than any other single-source satellite supplier. This business is referred to as a “satellite relay distribution undertaking” or “SRDU”. Shaw Broadcast Services currently provides SRDU and advanced signal transport services to over 300 distribution undertakings and redistributes over 500 television signals and over 100 audio signals in both English and French to multi-channel system operators.

Tracking

Shaw Tracking provides asset tracking and communication services primarily in Canada to over 600 customers in the transportation industry that have an aggregate of approximately 49,000 vehicles. By satellite, cellular, Wi-Fi and Bluetooth, Shaw Tracking provides immediate real-time visibility to a customer’s fleet and freight, including location, performance, and productivity.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

Business Infrastructure Services

	2016			2015
(millions of Canadian dollars)	$	share of consolidated		$	share of consolidated
Revenue	334	7	%(1)	246	5	%(1)
Operating income before restructuring costs and amortization(2)	123	6%		95	5%

(1)	Before intersegment eliminations.
(2)	Refer to Key performance drivers.

Our Business Infrastructure Services division was formed with the acquisition of Denver, Colorado based ViaWest in September 2014. We acquired ViaWest as a growth platform in the attractive North American data centre sector and to support the expansion of our business offerings in western Canada.

ViaWest is a leading hybrid IT solutions provider, offering colocation, cloud and managed services, and security and compliance assessment and mitigation capabilities. It enables businesses to leverage both their existing IT infrastructure and emerging cloud resources to deliver the right balance of cost, scalability and security.

ViaWest has grown from five data centres in two markets in 2004 to 30 data centres with over 1,000,000 square feet of usable raised floor space, of which, over 700,000 is currently ready for use throughout the U.S., including locations in Denver, Dallas, Austin, Salt Lake City, Las Vegas, Minneapolis, Phoenix, Portland, greater Philadelphia and our recently opened facility in the Dallas suburb of Plano, Texas. ViaWest has the capacity to support further U.S. growth with 71% utilization of its ready for use capacity (approximately 500,000 square feet) in its current facilities and additional expansion capacity at its Denver, Las Vegas, Minneapolis, Portland and Plano properties.

In late 2015, we expanded operations into Canada with the opening of the new Calgary1 data centre and cloud platform under our Canadian brand “Shaw Data Centre and Cloud Solutions, Powered by ViaWest”. Shaw Data Centre and Cloud Solutions offers a comprehensive product set of hybrid IT solutions to enterprises of all sizes throughout Canada supported by ViaWest’s leading expertise and 17-year track record.

Business Infrastructure Services continues to execute on its growth plans with the acquisitions of AppliedTrust in fiscal 2015 and INetU in fiscal 2016. Through the acquisition of AppliedTrust, we offer leading security, compliance, development operations and infrastructure consulting services that address the pressing security and compliance needs of our customers. INetU increases our cloud and managed services capabilities and expands our geographic reach to eastern U.S. and Europe.

Over 2,000 businesses trust their infrastructure and mission critical data to our Business Infrastructure Services team because of the dedicated personnel who provide local, personalized, flexible and tailored solutions to meet the unique business needs of our customers. With our team-based account management approach and 100% uptime commitment, we offer tailored solutions designed for maximum reliability and flexibility.

Shaw’s Wireline Network

At Shaw, we are proud of our advanced wireline network, which combines the power of fibre, coax, and Wi-Fi and is comprised of:

•	North American fibre backbone
•	regional fibre optic and co-axial distribution networks
•	local Shaw Go WiFi connectivity

Wireline Backbone

The backbone of Shaw’s wireline-network includes multiple fibre capacity on two diverse cross-North America routes. The southern route principally consists of approximately 7,000 kilometres of fibre located on routes between Seattle and New York City (via Vancouver, Calgary, Winnipeg, Toronto, Buffalo, and Chicago). The northern route consists of approximately 4,000

2016 Annual Report Shaw Communications Inc.	15

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

route kilometres of fibre between Edmonton and Toronto (via Saskatoon, Winnipeg and Thunder Bay). These routes, along with a number of secured capacity routes, provide redundancy for the network. Shaw also uses a marine route consisting of approximately 330 route kilometres from Seattle to Vancouver (via Victoria), and has secured additional capacity on routes between a number of cities, including Vancouver and Calgary, Vancouver and San Jose, Toronto and New York City, Seattle and Vancouver and Edmonton and Toronto.

Regional Distribution Network

We connect our backbone network to residential and business customers through our extensive regional fibre optic and co-axial cable distribution networks.

In 2013, we substantially completed a major upgrade of our co-axial access network to remove analog tier television services. This upgrade liberated bandwidth to significantly increase the capacity of our hybrid fibre-coax network and enable the expansion of our broadband Internet and other offerings. Digital video terminals were deployed into customer homes that allowed them to receive digital television services in place of former analog services. We referred to this reclamation initiative as the Digital Network Upgrade (“DNU”).

In 2014 and 2015, we removed the remaining analog basic services in the Vancouver area, our largest market, in an initiative referred to as “DNU II”. As a result, customers in the Vancouver area now receive digital video services. In 2016, analog basic services were removed from the remaining large markets of Calgary, Edmonton, Winnipeg and Victoria as well as a number of midsized markets. We expect to remove analog video basic services from all other major, midsized and small markets by November 2016.

Shaw continues to optimize the capacity and efficiency of our wireline network and reduce congestion by deploying fibre optic cable deeper into our access networks and closer to our customers. We are also increasing the number of optical serving areas or “nodes” in the wireline network. This is a continual process that we apply year-over-year to increase fibre optic usage in our wireline network and reduce the distance signals travel over coaxial cable to each consumer.

In 2016, our newest generation of cable modem termination system equipment referred to as the “Converged Cable Access Platform” was deployed in our serving hubs. This equipment will enable future access technologies such as Data over Cable Interface Specification version 3.1 (“DOCSIS 3.1”) to be deployed. DOCSIS 3.1 represents the latest development in a set of technologies that increase the capability of a hybrid fibre-coax network to transmit data both to and from customer premises. Our ongoing investments in our network have, for example, enabled the launch of WideOpen Internet 150 in July 2016. With the various DNU initiatives, the deployment of fibre closer to our customers and by continuing to increase the number of nodes in our hybrid fibre-coax network, we expect to continue significantly improving the performance and capacity of our network.

Shaw Go WiFi

Shaw has created Canada’s most extensive service provider Wi-Fi network, Shaw Go WiFi. Shaw Go WiFi extends a customer’s broadband experience beyond the home as a valuable extension of our customer wireline network experience.

We continue to expand our Shaw Go WiFi build-out. In fiscal 2016, Shaw installed 12,500 Shaw Go WiFi hotspots bringing the total number of hotspots to approximately 85,000 operating throughout its network and over 2.6 million unique active devices using Shaw Go WiFi. In addition, we have entered into agreements with 105 municipalities to extend Shaw Go WiFi service into public areas within those cities.

Wireless Network

With the acquisition of WIND Mobile in March 2016, Shaw has added the critical mobile component to its converged network.

Our Wireless division currently operates a wireless network in British Columbia, Alberta, and Ontario, focused on the major metropolitan markets in and around Vancouver, Edmonton, Calgary, Ottawa and Toronto.

The Division currently provides its services on a 3G HSPA+ network using AWS-1 spectrum. 3G is the third generation of mobile wireless standards and technology. HSPA or “High Speed Packet Access” is an IP-based packet data enhancement technology that provides high speed broadband packet data services over 3G networks.

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Management’s Discussion and Analysis

August 31, 2016

In 2016, we upgraded the existing 3G HSPA+ network to benefit our customers in Alberta and British Columbia. Our Wireless division is currently working with NOKIA to significantly improve its service offering by deploying an LTE-Advanced upgrade across its entire wireless network service area (see above under “Wireless”).

Our Wireless division currently holds 50 MHz of AWS spectrum in the main service areas of Ontario, Alberta and British Columbia, and 10-50 MHz of AWS spectrum in certain other non-core markets. Our spectrum assets will support the planned upgrade to LTE-Advanced as well as anticipated subscriber growth on the existing 3G HSPA+ network (see below under “Regulation of Wireless”).

Equity Interest in Corus

Corus is a leading media and content company that creates and delivers high quality brands and content across platforms for audiences around the world. Its portfolio of multimedia offerings encompasses 45 specialty television services, 39 radio stations, 15 conventional television stations, a global content business, digital assets, live events, children’s book publishing, animation software, technology and media services. Corus’ roster of premium brands includes Global Television, W Network, OWN: Oprah Winfrey Network Canada, HGTV Canada, Food Network Canada, HISTORY®, Showcase, National Geographic Channel, Q107, CKNW, Fresh Radio, Disney Channel Canada, YTV and Nickelodeon Canada. Corus is headquartered in Canada, and its stock is listed on the TSX under the symbol CJR.B.

In connection with the sale of Shaw Media Inc. to Corus, the Company received 71,364,853 Corus Class B non-voting participating shares. The Company agreed to retain approximately one third of its interest in Corus for 12 months post-closing, a second one third for 18 months post-closing and the final one third for 24 months post-closing. The Company also agreed to have its Corus Class B Shares participate in Corus’ dividend reinvestment plan while subject to these retention periods until September 1, 2017. As a result of the additional shares issued to the Company pursuant to its participation in Corus’ dividend reinvestment plan, at August 31, 2016, the Company held 74,135,891 Corus Class B non-voting participating shares, representing approximately 38% of Corus’ total issued equity of Class A and Class B shares. The Company’s weighted average ownership of Corus for the period from April 1 to August 31, 2016 was 37%.

Although the Corus Class B shares do not have voting rights, the Company is considered to have significant influence due to Board representation. In addition, Shaw Family Living Trust (“SFLT”) controls both Shaw and Corus. SFLT is controlled by its sole trustee, SFLTCO Ltd., a private company owned by JR Shaw and having a board comprised of seven directors, including JR Shaw (Chair), Carol Shaw and four other members of JR Shaw’s family. See “Related Party Transaction – Corus”.

Community Investment

Shaw has been investing in the communities that it serves for over 40 years. Shaw believes that being a community oriented company is about much more than philanthropic gifts – it is about bringing together and using its suite of assets to help shine a spotlight on the work Shaw’s community partners are doing to help make a difference.

Supporting charitable organizations that focus on children and youth has been a pillar of Shaw’s community initiatives for decades, and as its business grows, Shaw continues to leverage the Shaw Kids Investment Program, or SKIP, to raise awareness and support for organizations striving to make Canada a better place for kids.

In 2016, Shaw contributed over $60 million in cash and in-kind support to over 1,000 local and national charitable organizations that work to improve the lives of children and youth across Canada.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

Shaw’s partnerships with local and national charities are also used to complement local and regional marketing and sponsorship activities. Combining community investments with traditional business activities speaks to our overall values of being a caring and customer centric organization. The most prominent example of this combination is Shaw’s partnership with local Calgary business leaders and the PGA TOUR in staging the Shaw Charity Classic, a premier tournament on the Champions Tour that benefit 124 youth-based Alberta charities and has generated more than $13 million in charitable contributions in its four-year history. The event has become a fixture on the Calgary tourism calendar, and has been recognized as one of the top tournaments on the Champions Tour. Importantly, the event also strengthens Shaw’s business and community relationships

Shaw has launched a year-long project to celebrate Canada’s 150th birthday. As part of this initiative, Shaw will grant 150 birthday wishes for Canada by providing funding to celebrate the people and organizations making a difference for children and youth across the country. Another major initiative that Shaw is proud to support is Pink Shirt Day, a national campaign geared to raise awareness of bullying prevention. In February 2016, Shaw’s Pink Shirt Promise campaign engaged nearly 100,000 Canadians in a dialogue to prevent and combat bullying.

Government regulations and regulatory developments

Substantially all of the Company’s Canadian business activities are subject to regulations and policies established under various legislation (Broadcasting Act (Canada) (“Broadcasting Act”), Telecommunications Act (Canada) (“Telecommunications Act”), Radiocommunication Act (Canada) (“Radiocommunication Act”) and Copyright Act (Canada) (“Copyright Act”)). Broadcasting and telecommunications are generally administered by the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the supervision of the Department of Canadian Heritage (“Canadian Heritage”) and Department of Innovation, Science and Economic Development (“ISED”), respectively.

Pursuant to the Broadcasting Act, the CRTC is mandated to supervise and regulate all aspects of the broadcasting system in a flexible manner. The Broadcasting Act requires BDUs to give priority to the carriage of Canadian services, to contribute a certain percentage of revenue to the production of Canadian programming and to provide efficient delivery of programming services. The Broadcasting Act also sets out requirements for television broadcasters with respect to Canadian content. Shaw’s broadcasting distribution businesses depend on licenses (or operate pursuant to an exemption order) granted and issued by the CRTC.

The Minister of Canadian Heritage is currently overseeing, a process aimed at strengthening Canadian content creation, discoverability and export in the changing digital era. This process could lead to changes in the manner in which Canadian content is supported, including by way of amendments to the Broadcasting Act and other legislation related to broadcasting. This process is currently in the consultation phase. The Minister is expected to issue a report on the consultations by the end of January 2017. As of November 28, 2016, no proposals for particular changes have, to date, been made by the Minister.

Under the Telecommunications Act, the CRTC is responsible for ensuring that Canadians in all regions of Canada have access to reliable and affordable telecommunication services of high-quality. The CRTC has the authority to forbear from regulating one or more services or classes of services provided by a carrier if the CRTC finds that there is sufficient competition for those services to protect the interests of users. Shaw’s retail Internet and home phone services have been forborne from regulation and are not subject to price regulation. However, regulations do affect certain terms and conditions under which Shaw’s retail services are provided. As described further below under “Third Party Internet Access”, certain Shaw wholesale services are regulated.

The CRTC and ISED can impose monetary penalties on companies that contravene the Telecommunications Act, the Radiocommunication Act and the regulations and rules promulgated thereunder. The technical operating aspects of the Company’s businesses are regulated by technical requirements and performance standards established by ISED, primarily under the Telecommunications Act and the Radiocommunication Act.

Pursuant to the Copyright Act, the Copyright Board of Canada (“the Copyright Board”) oversees the collective administration of copyright royalties in Canada, including the review and approval of copyright tariff royalties payable to copyright collectives by BDUs, television broadcasters and online content services. The Copyright Board may also make rulings on the interpretation of the Copyright Act in the course of issuing copyright tariff decisions.

The sections below provide a more detailed discussion of various regulatory matters and recent developments specific to Shaw’s businesses.

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Management’s Discussion and Analysis

August 31, 2016

Licensing and ownership

For each of its cable, direct-to-home satellite (“DTH”) and SRDU undertakings, the Company holds a separate broadcasting license or is exempt from licensing under the Broadcasting Act. In August 2016, Shaw submitted an application to renew its licenses for all licensed cable undertakings. In May 2016, the CRTC administratively renewed these licenses until November 30, 2016 and stated its intention to subsequently renew the licenses from December 1, 2016 to August 31, 2017. As part of this renewal process, the CRTC conducted an oral hearing in September 2016 to review the practices of BDUs, including Shaw, with regard to the small basic service and flexible packaging requirements to ensure that licensees are offering the services in a manner that is consistent with the requirements set out in the regulations and with the spirit of the Let’s Talk TV policy framework.

The Company also holds separate licenses for each of Shaw on Demand (Video on Demand) and Shaw Pay-Per-View. The renewal of Shaw on Demand licences are currently under consideration as part of the CRTC proceeding to renew television licences held by large ownership groups.

The potential for new or increased fees through regulation

CRTC Regulations require licensed cable BDUs to obtain the consent of an OTA broadcaster to deliver its signal in a distant market. The Regulations provide that DTH undertakings may distribute a local over-the-air television signal without consent within the province of origin, but must obtain permission to deliver the over-the-air television signal beyond the province of origin unless the DTH distribution undertaking is required to carry the signal on its basic service. Broadcasters may assert a right to limit distribution of distant signals or to seek remuneration for the distribution of their signals in distant markets on the basis of these Regulations.

The Copyright Board is considering a tariff for the retransmission of programming in distant television regions for the years 2014 through 2018. The tariff proposed by the retransmission rights collectives would, if approved, represent a significant increase in the per subscriber rates payable for the retransmission of programming in distant signals. The Company has participated in the hearing process and objected to the tariff on behalf of its cable and DTH satellite divisions. The record of this proceeding is now complete and the parties are awaiting the decision of the Copyright Board.

Let’s Talk TV regulatory framework

In October 2013, the CRTC initiated a “conversation with Canadians about the future of television”, commonly referred to as “Let’s Talk TV”, which led to a major review of the regulatory and policy framework for the Canadian television broadcasting system and a series of policy decisions in 2015 including the following:

•

The new policy framework required licensed BDUs to offer a $25 entry-level service offering (basic service) by March 2016. As of March 2016, all discretionary services (not offered on the basic service) must be offered either on a standalone basis or in packages of up to ten programming services. By December 1, 2016, these services must be offered both on a standalone basis and in packages of up to ten programming services. These changes will significantly affect BDUs’ customer management systems and may create market uncertainty for both BDUs and programming services.

•	Additional uncertainty may result from changes to the linkage rules for related and independent discretionary services.
•	The CRTC has also proposed new regulations governing simultaneous substitution, which may result in rebates for BDU errors or loss of privileges for broadcaster errors.
•

The CRTC has also introduced new codes governing the relationship between BDUs and their customers, the “Television Service Provider Code of Conduct”, and the relationship between BDUs and programmers, the “Wholesale Code”. The CRTC has, as well, prohibited 30-day cancellation policies for voice, Internet and broadcasting distribution services.

•	A new policy framework for local and community television introduced changes to funding regimes and requirements governing community channels and local television stations.

Access for Wireline Network

For its wireline network Shaw requires access to support structures, such as poles, strand and conduits of telecommunication carriers and electric utilities, in order to deploy cable facilities. Under the Telecommunications Act, the CRTC has jurisdiction over support structures of telecommunication carriers, including rates for third party use. The CRTC’s jurisdiction does not

2016 Annual Report Shaw Communications Inc.	19

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

extend to electrical utility support structures, which are regulated by provincial utility authorities. Shaw’s wireline network also requires access to construct facilities in roadways and other public places. Under the Telecommunications Act, Shaw may do so with the consent of the municipality or other public authority having jurisdiction.

New Media

The CRTC has issued a digital media exemption order requiring that Internet-based and mobile point to point broadcasting services not offer television programming on an exclusive or preferential basis in a manner that depends on subscription to a specific mobile or retail Internet service and not confer an undue preference or disadvantage.

The CRTC has decided to not impose a levy on the revenue of exempt digital media undertakings to support Canadian new media content and instead issued an exemption order for Video on Demand services offered both by licensed BDUs and direct to consumer over the Internet.

Third Party Internet Access

Shaw is mandated by the CRTC to allow independent ISPs to provide Internet services at premises served by Shaw’s wireline network (“Third Party Internet Access” or “TPIA”). In 2015, the CRTC completed a review of the wholesale wireline telecommunications policy framework, including TPIA, and extended mandated wholesale access services to include fibre-to-the-premise facilities and a shift to a new disaggregated wholesale Internet access service. The new disaggregated service will be phased in over the next three years and is intended to allow independent ISPs to reduce reliance on the transport facilities currently included as part of the regulated wholesale service.

In early 2016, the CRTC further directed Shaw and other carriers to file updated wholesale wireline costing studies as part of a review of wholesale Internet rates. These updates are required further to the CRTC making several changes to the wholesale Internet costing approach and the parameters used within the costing studies. In October of 2016, the CRTC approved interim rates, pending the completion of its review of these costing studies, which were lower than the proposed rates. At the completion of this review, the CRTC may require further adjustments to Shaw’s costing studies, which may result in further reductions in Shaw’s TPIA rates.

Within the coming year, the CRTC also plans to review the competitor quality of service indicators and the rate rebate plan for competitors to ensure alignment with the new wholesale services framework. As part of this review, the CRTC may extend quality of service obligations to providers of wholesale Internet services.

Regulation of Wireless Division

Our Wireless division holds licenses for the use of radiofrequency spectrum required to operate its mobile wireless business. Those licenses are administered by ISED under the Radiocommunication Act. Spectrum use is governed by conditions of license, including license term, transferability/divisibility, technical compliance requirements, lawful interception, research and development, and mandated antenna site sharing and domestic roaming services.

The Wireless division’s AWS-1 licenses were issued in 2009, for a term of ten years, and prior to expiration, the licenses may be renewed for an additional term of up to ten years. The AWS-3 licenses were issued in April 2015 and have a term of 20 years. The applicable terms and conditions of renewal of our and other carriers’ spectrum licenses after the initial term will be determined by ISED through public consultation processes that will begin prior to the expiry of those licenses.

ISED has a framework that sets out criteria for reviewing and approving license transfers, prospective transfers, and deemed license transfers, including consideration of the quantum and concentration of license holdings before and after the proposed transfer.

Our Wireless division’s operations could be materially affected by our failure to:

•	obtain new or additional spectrum licenses;
•	renew existing spectrum licenses;
•	obtain approval of any transfer of spectrum licenses; or
•	procure spectrum licenses that provide access to adequate allocations of low-band spectrum, which has superior propagation and penetration characteristics.

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Management’s Discussion and Analysis

August 31, 2016

In addition, the Wireless division could experience increased costs, or reduced revenues or reduced margins, due to amended or newly-adopted laws and regulations, or decisions of ISED or the CRTC. The CRTC and ISED can impose monetary penalties on companies that contravene the Telecommunications Act, the Radiocommunication Act, and the regulations and rules promulgated thereunder.

The CRTC has the authority to regulate mobile wireless telecommunications services under the Telecommunications Act. The CRTC has decided to forbear from regulating most aspects of mobile wireless services, while maintaining oversight over customer confidential information and other general conditions for mobile wireless service, including mandating wireless number portability and issues pertaining to mobile 911. In 2013, the CRTC also implemented the Wireless Code, which, among other things:

•	imposes limitations on early cancellation fees;
•	prohibits contract terms longer than two years; and
•	requires unlocking of wireless devices, trial periods for wireless contracts and caps on overage roaming charges.

In May 2015, the CRTC decided to regulate certain aspects of wholesale wireless services provided by the three national wireless incumbent carriers and issued a comprehensive policy framework for wholesale wireless services, including roaming, tower sharing and mobile virtual network operators (MVNOs). The new framework requires the three national wireless incumbent carriers to provide wholesale roaming services to non-incumbent wireless carriers at cost-based rates. A proceeding is presently underway to set these rates and the terms and conditions for wholesale domestic roaming services. This proceeding is expected to be complete in early to mid-2017 and may affect our roaming costs and the rates and services that we can offer customers.

Our Wireless division’s operations depend on being able to locate and construct wireless antenna sites, which in some cases requires certain authorizations or approvals from municipalities, which vary from one municipality to another but are also subject to federal oversight. The process for such approvals can include a comprehensive consultation process related to local land use priorities and new antenna site design parameters.

The Wireless division also uses arrangements whereby it co-locates its antennae equipment on towers owned and operated by third party tower providers and the three national wireless incumbent carriers. Pursuant to the conditions of their spectrum licenses and the CRTC’s policy framework for wholesale wireless services, the three national wireless incumbent carriers must allow competitors, including WIND, to co-locate equipment on their towers. However, the process of negotiating the sharing of towers is uncertain and time consuming, and the ISED and CRTC processes that are available to force the incumbents to abide by the existing rules can also be challenging and time consuming.

CRTC Basic Services Proceeding

In June, 2016, the CRTC’s review of basic telecommunications services in Canada came to a close. In this proceeding, the CRTC considered: (i) the services (e.g., telephone and broadband) required by all Canadians to fully participate in the digital economy, (ii) whether there should be changes to the subsidy regime and national contribution mechanism to fund expansion or adoption of broadband services in Canada, (iii) what measures should be taken to address the affordability of broadband services in Canada, and (iv) what the respective roles of the private sector, the CRTC and government should be in ensuring access to basic telecommunications services by Canadians. Currently, the national contribution fund overseen by the CRTC provides subsidies for local phone services in high cost serving areas and video relay service for Canadians that are hearing-impaired. Canadian telecommunications service providers, including Shaw, are required to contribute to this fund. While the outcome of this proceeding is uncertain, it could result in significant changes to Shaw’s regulatory obligations as a telecommunications service provider. The CRTC’s decision is pending.

Review of Differential Pricing Practices

In May, 2016, the CRTC initiated a review of differential pricing practices related to wireline and mobile wireless data plans. The CRTC will consider which differential pricing practices, if any, are contrary to the Telecommunications Act, as well as the benefits of and concerns about these practices more generally, with a view to establishing a clear and transparent regulatory policy.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

Anti-Spam Legislation

Canada’s anti-spam legislation (together with the related regulations “CASL”) sets out a comprehensive regulatory regime regarding online commerce, including requirements to obtain consent prior to sending commercial electronic messages and installing computer programs. CASL is administered primarily by the CRTC, and non-compliance may result in fines of up to $10 million.

Limits on non-Canadian ownership and control

Non-Canadians are permitted to own and control, directly or indirectly, up to 33.3% of the voting shares and 33.3% of the votes of a holding company that has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of a licensee may be owned and controlled, directly or indirectly, by non-Canadians. As well, the chief executive officer (CEO) and not less than 80% of the board of directors of the licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee level. Neither the holding company nor the licensee may be controlled in fact by non-Canadians, the determination of which is a question of fact within the jurisdiction of the CRTC. In order to comply with the director residency requirements of the Direction to the CRTC (Ineligibility of Non-Canadians) (the “Direction”), 80% of Shaw’s board of directors need to be Canadian residents. Alternatively, with approval of the CRTC, the requirements of the Direction may be satisfied by the creation of an Independent Programming Committee (IPC) to oversee programming decisions. With CRTC approval, Shaw implemented an IPC to comply with the Direction.

The same restrictions apply to certain Canadian carriers pursuant to the Telecommunications Act, the Radiocommunication Act and associated regulations, except that there is no requirement that the CEO be a resident Canadian. The Canadian ownership requirements do not apply to wireline and wireless telecommunications carriers that have annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues for the sector. This may lead to greater levels of competition in the Canadian telecommunications market.

The Company’s Articles contain measures to ensure the Company continues to comply with applicable Canadian ownership requirements and its ability to obtain, amend or renew a license to carry on any business. Shaw must file a compliance report annually with the CRTC confirming that it is eligible to operate in Canada as a telecommunications common carrier.

Environmental matters

Shaw’s operations are subject to environmental regulations, including those related to electronic waste, printed paper and packaging. A number of provinces have enacted regulations providing for the diversion of certain types of electronic and other waste through product stewardship programs (“PSP”). Under a PSP, companies who supply designated products in or into a province are required to participate in or develop an approved program for the collection and recycling of designated materials and, in some cases, pay a per-item fee. Such regulations have not had, and are not expected to have, a material effect on the Company’s earnings or competitive position.

KEY PERFORMANCE DRIVERS

Shaw measures the success of its strategies using a number of key performance drivers which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

FINANCIAL MEASURES

Revenue

Revenue is a measurement determined in accordance with International Financial Reporting Standards (“IFRS”). It represents the inflow of cash, receivables or other consideration arising from the sale of products and services. Revenue is net of items such as trade or volume discounts, agency commissions and certain excise and sales taxes. It is the base on which free cash flow, a key performance driver, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating growth in a competitive market place.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure requirements may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings and sub-totals included in financial statements. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-IFRS measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance or liquidity prescribed by IFRS. The following contains a description of the Company’s use of non-IFRS financial measures and additional GAAP measures and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before one-time items like restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

Relative increases period-over-period in operating income before restructuring costs and amortization and in operating margin are indicative of the Company’s success in delivering valued products and services, and connecting customers to the world through a best in class seamless connectivity experience.

	Year ended August 31,
(millions of Canadian dollars)	2016	2015
Operating income from continuing operations	1,134	1,134
Add back (deduct):
Restructuring costs	23	39
Amortization:
Deferred equipment revenue	(67)	(78)
Deferred equipment costs	151	164
Property, plant and equipment, intangibles and other	873	778

Operating income before restructuring costs and amortization	2,114	2,037

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

	Year ended August 31,
	2016	2015	Change
Consumer	44.4%	44.9%	(0.5pts	)
Business Network Services	48.4%	49.2%	(0.8pts	)
Business Infrastructure Services	36.8%	38.6%	(1.8pts	)
Wireless	21.1%	–	n/a

Free cash flow

Free cash flow is comprised of free cash flow from continuing operations and free cash flow from discontinued operations.

Free cash flow from continuing operations is calculated as operating income before restructuring costs and amortization adding dividends from equity accounted associates, changes in receivable related balances with respect to customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net), interest, cash taxes paid or payable, dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

Free cash flow from continuing operations has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including operating income before restructuring costs and amortization continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are reported on a combined basis for Consumer and Business Network Services due to the common infrastructure and separately reported for each the Business Infrastructure Services and Wireless divisions. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Free cash flow from discontinued operations is comprised of income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items after deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions and adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net), cash taxes paid or payable, program rights amortization on assets held for sale, cash amounts associated with funding CRTC benefit obligations related to media acquisitions, recurring cash funding of pension amounts net of pension expense and excludes non-controlling interest amounts that are included in the income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

The Company uses free cash flow as a measure of the Company’s ability to repay debt and pay dividends to shareholders. Consolidated free cash flow is calculated as follows:

	Year ended August 31,
(millions of Canadian dollars)	2016	2015	Change %
Revenue
Consumer	3,752	3,752	–
Business Network Services	548	520	5.4
Business Infrastructure Services	334	246	35.8
Wireless	280	–	n/a

	4,914	4,518	8.8
Intersegment eliminations	(30)	(32)	6.3

	4,884	4,486	8.9

Operating income before restructuring costs and amortization(1)
Consumer	1,667	1,686	(1.1)
Business Network Services	265	256	3.5
Business Infrastructure Services	123	95	29.5
Wireless	59	–	n/a

	2,114	2,037	3.8

Capital expenditures and equipment costs (net):(2)
Consumer and Business Network Services	915	954	(4.1)
Business Infrastructure Services	155	152	2.0
Wireless	121	–	n/a

	1,191	1,106	7.7
Accelerated capital fund investment(1)	–	(150)	100.0

	1,191	956	24.6

Free cash flow from continuing operations before the following	923	1,081	(14.6)
Less:
Interest	(299)	(281)	(6.4)
Cash taxes	(266)	(304)	12.5
Other adjustments:
Dividends from equity accounted associates	34	–	n/a
Non-cash share-based compensation	3	4	(0.3)
Pension adjustment	(40)	(47)	14.9
Customer equipment financing	8	13	(38.5)
Preferred share dividends	(13)	(13)	–

Free cash flow from continuing operations	350	453	(22.7)

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	229	342	(33.0)
Less:
Capital expenditures	(5)	(16)	68.8
Cash taxes	(26)	(71)	63.4
Program rights	(33)	–	n/a
CRTC benefit obligation funding	(11)	(31)	64.5
Non-controlling interests	(20)	(26)	23.1
Pension adjustment	(2)	2	–

Free cash flow from discontinued operations	132	200	(34.0)

Free cash flow	482	653	(26.2)

(1)	Refer to Key performance drivers.
(2)	See Note 24 to the audited Consolidated Financial Statements.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

Accelerated capital fund

During 2013, the Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from several strategic transactions. The accelerated capital initiatives were funded through this fund and not cash generated from operations. Key investments included the internal and external Calgary data centres, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the Wi-Fi network, and additional innovative product offerings related to Shaw Go WiFi and other applications to provide an enhanced connectivity experience. Approximately $110 million was invested in fiscal 2013, $240 million was invested in fiscal 2014 and $150 million invested in fiscal 2015. The accelerated capital fund closed in fiscal 2015.

STATISTICAL MEASURES:

Subscriber counts (or Revenue Generating Units (“RGUs”)), including penetration and bundled customers

The Company measures the count of its subscribers in its Consumer, Business Network Services and Wireless divisions.

In the Consumer and Business Network Services divisions, video cable subscribers include residential customers, multiple dwelling units (“MDUs”) and commercial customers. A residential subscriber who receives at a minimum, basic cable service, is counted as one subscriber. In the case of MDUs, such as apartment buildings, each tenant with a minimum of basic cable service is counted as one subscriber, regardless of whether invoiced individually or having services included in his or her rent. Each building site of a commercial customer (e.g., hospitals, hotels or retail franchises) that is receiving at a minimum, basic cable service, is counted as one subscriber. Video satellite subscribers are counted in the same manner as Video cable customers except that it also includes seasonal customers who have indicated their intention to reconnect within 180 days of disconnection. Internet customers include all modems on billing and Phone lines includes all phone lines on billing. All subscriber counts exclude complimentary accounts but include promotional accounts.

Subscriber counts, or RGUs, and penetration statistics measure market share and also indicate the success of bundling and pricing strategies.

Consumer and Business Network Services divisions’ RGUs represent the number of products sold to customers and includes Video (Cable and Satellite subscribers), Internet customers, and Phone lines. As at August 31, 2016 these combined divisions had approximately 5.8 million RGUs.

In the Wireless division, a recurring subscriber or RGU (e.g. cellular phone, smartphone, tablet or mobile Internet device) has access to the wireless network for voice and/or data communications, whether Prepaid or Postpaid. Prepaid subscribers include RGUs where the account is within 90 days of the prepaid credits expiring. As at August 31, 2016 the Wireless divisions had approximately 1.0 million RGUs.

Wireless Average revenue per subscriber unit per month (ARPU)

Wireless ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity, but does not have a standardized meaning under IFRS.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepared its Consolidated Financial Statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Refer to Note 2 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under IFRS and how they affect the amounts reported in the Consolidated Financial Statements and notes. Following is a discussion of the Company’s critical accounting policies:

Revenue and expense recognition

Revenue is considered earned as services are performed, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from cable, Internet, Digital Phone,

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Management’s Discussion and Analysis

August 31, 2016

DTH and wireless customers includes subscriber service revenue when earned. The revenue is considered earned as the period of service relating to the customer billing elapses.

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection fee revenue and/or customer premise equipment revenue) and related subscription revenue. The Company determined that the upfront fees charged to customers do not constitute separate units of accounting; therefore, these revenue streams are assessed as an integrated package.

Subscriber connection fee revenue

Connection fees have no standalone value to the customer separate and independent of the Company providing additional subscription services, therefore the connection fee revenue must be deferred and recognized systematically over the periods that the subscription services are earned. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered its customer churn rate and other factors, such as competition from new entrants, to determine the deferral period of three years.

Subscriber connection and installation costs

The costs of physically connecting a new home are capitalized as part of the Company’s distribution system as the service potential of the distribution system is enhanced by the ability to generate future subscriber revenue. Costs of disconnections are expensed as incurred as the activity does not generate future revenue.

Customer premise equipment revenue and costs

Customer premise equipment available for sale, which generally includes DCT and DTH equipment, has no standalone value to the customer separate and independent of the Company providing additional subscription services. Therefore the equipment revenue is deferred and recognized systematically over the periods that the subscription services are earned. As the equipment sales and the related subscription revenue are considered one transaction, recognition of the equipment revenue commences once the subscriber service is activated. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered various factors including customer churn, competition from new entrants, and technology changes to determine the deferral period of three years.

In conjunction with equipment revenue, the Company also incurs incremental direct costs which include equipment and related installation costs. These direct costs cannot be separated from the undelivered subscription service included in the multiple deliverable arrangement. Under IAS 2 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of three years, consistent with the recognition of the related equipment revenue. The equipment and installation costs generally exceed the amounts received from customers on the sale of equipment (the equipment is sold to the customer at a subsidized price). The Company defers the entire cost of the equipment, including the subsidy portion, as it has determined that this excess cost will be recovered from future subscription revenues and that the investment by the customer in the equipment creates value through increased retention.

Shaw Tracking equipment revenue and costs

Shaw Tracking equipment revenue is recognized over the period of the related service contract for airtime, which is generally five years.

In conjunction with Shaw Tracking equipment revenue, the Company incurs incremental direct costs including equipment costs. These direct costs cannot be separated from the undelivered tracking service included in the multiple deliverable arrangement. Under IAS 2 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of five years, consistent with the recognition of the related tracking equipment revenue.

Shaw Business installation revenue and expenses

The Company also receives installation revenues in its Shaw Business operation on contracts with commercial customers which are deferred and recognized as revenue on a straight-line basis over the related service contract, generally spanning two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

Wireless equipment revenue

Revenue from the direct sale of equipment to subscribers or dealers is recognized when the equipment is delivered and accepted by the subscribers or dealers.

The Company offers a discretionary handset discount program, whereby the subscriber earns the applicable discount by maintaining services with the Company, such that the receivable relating to the discount at inception of the transaction is reduced over a period of time. A portion of future revenue earned in connection with the services is applied against the up-front discount provided on the handset. The Wireless division also offers a plan allowing customers to receive larger up-front handset discounts than they would otherwise qualify for, if they pay a predetermined incremental charge to their existing service plan on a monthly basis. The charge is billed on a monthly basis and is recognized as revenue at that time.

The Company recognizes the handset discount as a receivable and revenue upon the sale of the equipment on the basis that the receivable is recoverable. The receivable is realized on a straight-line basis over the period which the discount is forgiven to a maximum of two years with an offsetting reduction to revenue. The amount receivable is classified as part of other current or non-current receivables, as applicable, in the consolidated statement of financial position.

Discontinued operation subscriber revenue

In the former Media division, subscriber revenue was recognized monthly based on subscriber levels. Advertising revenues were recognized in the period in which the advertisements were aired or displayed on the Company’s digital properties and recorded net of agency commissions as these amounts were paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds were allocated to individual advertising spots under the arrangement based on relative fair values.

Income statement classification

The Company distinguishes amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities on its income statement. Equipment revenue and costs are deferred and recognized over the anticipated term of the related future revenue (i.e., the monthly service revenue) with the period of recognition spanning three to five years. As a result, the amortization of deferred equipment revenue and deferred equipment costs are non-cash items on the income statement, similar to the Company’s amortization of deferred IRU revenue, which the Company also segregates from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases customer premise equipment at the commencement of the customer relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, the segregated presentation provides a clearer distinction within the income statement between cash and non-cash activities and between up-front and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

Allowance for doubtful accounts

The majority of the Company’s revenues are earned from selling on credit to individual subscribers. Because there are some customers who do not pay their debts, selling on credit necessarily involves credit losses. The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. In determining its estimate, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. The estimated allowance required is a matter of judgment and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions. Conditions causing deterioration or improvement in the aging of accounts receivable and collections will increase or decrease bad debt expense.

Property, plant and equipment and other intangibles – capitalization of direct labour and overhead

The cost of property, plant and equipment and other intangibles includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The Company capitalizes direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new

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Management’s Discussion and Analysis

August 31, 2016

subscribers. These costs are capitalized as they are directly attributable to the acquisition, construction, development or betterment of the networks or other intangibles. Repairs and maintenance expenditures are charged to operating expenses as incurred.

Direct labour and overhead costs are capitalized in three principal areas:

1.

Corporate departments such as Technology and Network Operations (“TNO”): TNO is involved in overall planning and development of the cable/Internet/Digital Phone infrastructure. Labour and overhead costs directly related to these activities are capitalized as the activities directly relate to the planning and design of the construction of the distribution system. In addition, TNO devotes considerable efforts towards the development of systems to support Digital Phone, Wi-Fi, and projects related to new customer management, billing and operating support systems. Labour costs directly related to these and other projects are capitalized.

2.

Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the cable/Internet/Digital Phone infrastructure: Labour and overhead costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of the distribution system. Capital projects include new subdivision builds, increasing network capacity for Internet, Digital Phone and VOD by reducing the number of homes fed from each node, and upgrades of plant capacity, including the DNU project, and the Wi-Fi build.

3.

Subscriber-related activities such as installation of new drops and Internet and Digital Phone services: The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of capital assets (i.e., wiring, software, etc.) which enhance the service potential of the distribution system through the ability to earn future revenues. Costs associated with service calls, collections, disconnects and reconnects that do not involve the installation of a capital asset are expensed.

Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.

The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, a significant portion of labour and direct overhead of the cable regional construction departments is capitalized as a result of the nature of the activity performed by those departments. Capitalization is also based on piece rate work performed by unit-based employees which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split.

Amortization policies and useful lives

The Company amortizes the cost of property, plant and equipment and other intangibles over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the Company may have to shorten the estimated life of certain property, plant and equipment or other intangibles which could result in higher amortization expense in future periods or an impairment charge to write down the value of property, plant and equipment or other intangibles.

Intangibles

The excess of the cost of acquiring cable, satellite, media, data centre and wireless businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights and licenses, wireless spectrum licenses, trademarks, brands, program rights, customer relationships and software assets. Broadcast rights and licenses, wireless spectrum licenses, trademarks and brands represent identifiable assets with indefinite useful lives.

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Management’s Discussion and Analysis

August 31, 2016

Program rights represent licensed rights acquired to broadcast television programs on the former Media division’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis generally over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses. Program rights are segregated on the statement of financial position between current and noncurrent assets based on expected life at time of acquisition.

Customer relationships represent the value of customer contracts and relationships acquired in a business combination and are amortized on a straight-line basis over their estimated useful lives ranging from 4 – 15 years.

Software that is not an integral part of the related hardware is classified as an intangible asset. Internally developed software assets are recorded at historical cost and include direct material and labour costs as well as borrowing costs on qualifying assets. Software assets are amortized on a straight-line basis over estimated useful lives ranging from three to ten years. The Company reviews the estimates of lives and useful lives on a regular basis.

Asset impairment

The Company tests goodwill and indefinite-life intangibles for impairment annually (as at March 1) and when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of each cash-generating unit (“CGU”) is determined based on the higher of the CGU’s fair value less costs to sell and its value in use. A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are Cable, Satellite, Data centres and Wireless. The Company had an additional cash generating unit, Media, until the sale of the division in April 2016. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The results of the impairment tests are provided in Note 10 to the Consolidated Financial Statements.

Employee benefit plans

As at August 31, 2016, Shaw had non-registered defined benefit pension plans for key senior executives and designated executives. The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the discount rate and rate of compensation increase. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The differences between actual and assumed results are immediately recognized in other comprehensive income/loss. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations and is also used to calculate the interest income on plan assets. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is reviewed and adjusted as changes are required. The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

(millions of Canadian dollars)	Accrued Benefit Obligation at End of Fiscal 2016	Pension Expense Fiscal 2016
Weighted Average Discount Rate – Non-registered Plans	3.50%	4.10%
Weighted Average Discount Rate – Registered Plans	3.86%	3.86%
Impact of: 1% decrease – Non-registered Plans	$96	$14
Impact of: 1% decrease – Registered Plans(1)	–	–

(1)

The Company had a number of funded defined benefit pension plans which provided pension benefits to certain unionized and non-unionized employees in the media business. These plans were divested along with the sale of the Media division in April 2016.

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Management’s Discussion and Analysis

August 31, 2016

Deferred income taxes

The Company has recognized deferred income tax assets and liabilities for the future income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized in respect of losses of certain of the Company’s subsidiaries. The deferred income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse or the tax losses are expected to be utilized. Realization of deferred income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences are deductible. The Company has evaluated the likelihood of realization of deferred income tax assets based on forecasts of taxable income of future years, existing tax laws and tax planning strategies. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax planning strategies could result in future impairment of these assets.

Commitments and contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Contractual and other commercial obligations primarily relate to network fees, program rights and operating lease agreements for use of transmission facilities, including maintenance of satellite transponders and lease of premises in the normal course of business. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

RELATED PARTY TRANSACTIONS

Related party transactions are reviewed by Shaw’s Corporate Governance and Nominating Committee, which is comprised of independent directors. The following sets forth certain related party transactions in which the Company is involved.

Corus

The Company and Corus are subject to common voting control. During 2016, the Company’s sold its wholly owned subsidiary Shaw Media to Corus. The transaction closed on April 1, 2016. During the year, network, advertising and programming fees were paid to various Corus subsidiaries, as well as transitional services related to the operations sold to Corus. The Company provided uplink of television signals, programming content, Internet services and lease of circuits to various Corus subsidiaries. In addition, the Company provided Corus with television advertising spots in return for radio and television advertising prior to Corus’ acquisition of Shaw Media.

Burrard Landing Lot 2 Holdings Partnership

The Company has a 33.33% interest in the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”). During fiscal 2016, the Company paid the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its lower mainland operations.

Key management personnel and Board of Directors

Key management personnel, which consists of the most senior executive team and the Board of Directors have the authority and responsibility for directing and controlling the activities of the Company. In addition to compensation provided to key management personnel and the Board of Directors for services rendered, the Company transacts with companies related to certain Board members primarily for the purchase of remote control units, network programming and installation of equipment.

NEW ACCOUNTING STANDARDS

Shaw has adopted or will adopt a number of new accounting policies as a result of recent changes in IFRS as issued by the IASB. The ensuing discussion provides additional information as to the date that Shaw is or was required to adopt the new standards, the methods of adoption permitted by the standards, the method chosen by Shaw, and the effect on the financial statements as a result of adopting the new policies. The adoption or future adoption of these accounting policies has not and is not expected to result in changes to the Company’s current business practices.

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Management’s Discussion and Analysis

August 31, 2016

Adoption of recent accounting pronouncement

The adoption of the following IFRS amendments effective September 1, 2015 had no impact on the Company’s consolidated financial statements.

•

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures outlined in Sale or Contribution of Assets between an Investor and its Associates or Joint Venture as issued by the IASB in September 2014. These amendments were to be applied prospectively to transactions occurring for annual periods commencing after a date to be determined by the IASB, however earlier application is permitted.

Standards, interpretations and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•

IFRS 2 Share-based Payment was amended in 2016 to clarify the accounting and measurement for certain types of share-based payment transactions. It is required to be applied for annual periods commencing on or after January 1, 2018, however earlier application is permitted.

•

IFRS 16 Leases requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded. It may be applied retroactively or using a modified retrospective approach for annual periods commencing January 1, 2019, with early adoption permitted if IFRS 15 Revenue from Contracts with Customers has been adopted.

•

IAS 12 Income Taxes was amended in 2016 to clarify how to account for deferred tax assets related to debt instruments measured at fair value. It is required to be applied for annual periods commencing January 1, 2017.

•

IAS 7 Statement of Cash Flows was amended in 2016 to improve disclosures regarding changes in financing liabilities. It is required to be applied for annual period beginning on or after January 1, 2017.

•

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets) prohibits revenue from being used as a basis to depreciate property, plant and equipment and significantly limits use of revenue-based amortization for intangible assets. The amendments are to be applied prospectively for the annual period commencing September 1, 2016.

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The new standard is to be applied either retrospectively or on a modified retrospective basis and is effective for the annual period commencing September 1, 2018.

•

IFRS 9 Financial Instruments: Classification and Measurement replaces IAS 39 Financial Instruments and applies a principal-based approach to the classification and measurement of financial assets and financial liabilities, including an expected credit loss model for calculating impairment, and includes new requirements for hedge accounting. The standard is required to be applied retrospectively for the annual period commencing September 1, 2018.

KNOWN EVENTS, TRENDS, RISKS AND UNCERTAINTIES

The discussion in this MD&A addresses only what management has determined to be the most significant known events, trends, risks and uncertainties relevant to the Company, its operations and/or its financial results. This discussion is not exhaustive. The discussion of these matters should be considered in conjunction with the “Caution Concerning Forward-Looking Statements”.

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Management’s Discussion and Analysis

August 31, 2016

Competition and Technological Change

Shaw operates in an open and competitive marketplace. Our businesses face competition from regulated and unregulated entities using existing or new communications technologies and from illegal services. In addition, the rapid deployment of new technologies, services and products has reduced the traditional lines between telecommunications, Internet and distribution services and further expands the competitive landscape. Shaw may face competition in the future from other technologies being developed or yet to be developed. While Shaw continually seeks to strengthen its competitive position through investments in infrastructure, technology and customer service and through acquisitions, there can be no assurance that these investments will be sufficient to maintain Shaw’s market share or performance in the future.

The following competitive events, trends, risks and/or uncertainties specific to areas of our business may have a material adverse effect on Shaw and its reputation, as well as its operations and/or its financial results. In each case, the competitive events, trends, risks and/or uncertainties may increase or continue to increase. Competition for new subscribers and retention of existing subscribers may require substantial promotional activity and increase our cost of customer acquisition, decrease our ARPU, or both. We expect that competition, including aggressive discounting practices by competitors to gain market share, will continue to increase for all of our businesses.

Consumer Internet

Shaw competes with a number of different types of ISPs offering residential Internet access including traditional telephone companies, wireless providers and independent ISPs making use of wholesale services to provide Internet access in various markets.

Shaw expects that consumer demand for higher Internet access speeds and greater bandwidth will continue to be driven by bandwidth-intensive applications including streaming video, digital downloading and interactive gaming. As described further under “Shaw’s Wireline Network”, Shaw continues to expand the capacity and efficiency of its wireline network to handle the anticipated increases in consumer demand for higher Internet access speeds and greater bandwidth, however, there can be no assurance that our investments in network capacity will continue to meet this increasing demand.

Consumer Video

Shaw’s Consumer video services, delivered through both our wireline and satellite platforms, compete with other distributors of video and audio signals. We also compete increasingly with unregulated over-the-top video services and offerings available over Internet connections. Continued improvements in the quality of streaming video over the Internet and the increasing availability of television shows and movies online will continue to increase competition to Shaw’s Consumer video services. Our satellite services also compete with illegal satellite services including grey and black market offerings.

Consumer Phone

Shaw’s competitors for Consumer wireline phone services include traditional telephone companies, other wireline carriers, Voice over Internet Protocol (“VoIP”) providers and wireless providers. Several of such competitors have larger operational and financial resources than Shaw. In addition, households increasingly rely on wireless services in place of wireline phone services which negatively affects the business and prospects of our Consumer wireline phone services.

Wireless

Freedom Mobile, formerly WIND Mobile, is a new entrant in the highly competitive Canadian wireless market which is characterized by three national wireless incumbent carriers and regional participants. The national wireless incumbent carriers have larger, and more diverse, spectrum holdings than Shaw, as well as larger operational and financial resources than Shaw and are well established in the market. The LTE-Advanced overlay network will be built using our Wireless division’s AWS-3 spectrum licences. A robust ecosystem of handset devices for the AWS-3 spectrum band may not emerge in a timeframe that matches the planned roll-out of our LTE-Advanced network. In addition, our Wireless division may face increased competition from other facilities based or non-facilities based new entrants or alternate technologies.

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Management’s Discussion and Analysis

August 31, 2016

Business Network Services

Shaw Business competes with other telecommunications carriers in providing high-speed data and video transport and Internet connectivity services to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Shaw Business’ competitors include traditional telephone companies, competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant additional competition. Competitors for the delivery of voice and unified communication services include traditional telecommunications companies, resellers and new entrants to the market leveraging new technologies to deliver services. Shaw Broadcast Service and Shaw Tracking also compete in industries that are highly competitive, rapidly evolving and subject to constant change.

Business Infrastructure Services

Shaw’s hybrid IT services business operates in a highly competitive market that includes telecommunications companies, carriers, ISPs, managed service providers, large real estate investment trusts and other data centre operators, many of which are well-established in the areas where they operate. Ongoing consolidation within the industry has created, and is expected to continue to create, large organizations having larger operational and financial resources than Shaw.

Impact of Regulation

As more fully discussed under “Government regulations and regulatory developments”, a majority of our Canadian business activities are subject to: (i) regulations and policies administered by ISED and/or the CRTC, and (ii) conditions of licenses. Shaw’s operations, financial results, and future prospects are affected by changes in regulations, policies and decisions, conditions of licenses and decisions, including changes in interpretation of existing regulations by courts, the government or the regulators, in particular the CRTC, ISED, Competition Bureau and Copyright Board. This regulation relates to, and may have an impact on, among other things, licensing, spectrum holdings, products and services, competition, programming carriage and terms of carriage, strategic transactions, and infrastructure access, and the potential for new or increased fees or costs. Changes in the regulatory regime may have a material adverse effect on Shaw and its reputation, as well as Shaw operations, financial results and/or future prospects.

Economic Conditions

The Canadian and U.S. economies are affected by uncertainty in global financial and equity markets and slowdowns in national and/or global economic growth. Changes in economic conditions may affect discretionary consumer and business spending, resulting in increased or decreased demand for Shaw’s product offerings. Current or future events caused by volatility in domestic or international economic conditions or a decline in economic growth may have a material adverse effect on Shaw, its operations and/or financial results.

Foreign Operations

ViaWest and Shaw’s other U.S. operations are exposed to fluctuations in the U.S. economy, U.S. regulatory changes, and other political developments, all of which could have an adverse impact on Shaw’s business and financial results. The U.S. tends to be a litigious environment with larger damages awards compared to Canada. In some instances, Shaw may be subject to the exclusive jurisdiction of the U.S. courts.

Interest Rates, Foreign Exchange Rates and Capital Markets

Shaw has the following financial risks in its day-to-day operations:

(a)

Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company uses long-term financing extensively in its capital structure. The primary components of this structure include banking facilities as more fully described in Note 13 to the Consolidated Financial Statements, and various Canadian denominated senior notes and debentures with varying maturities issued in the public markets as more fully described in Note 13 to the Consolidated Financial Statements.

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Management’s Discussion and Analysis

August 31, 2016

Interest on bank indebtedness is based on floating rates while the senior notes are primarily fixed-rate obligations. If required, Shaw uses its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. Increases in interest rates may have a material adverse effect on Shaw, its operations and/or its financial results.

As at August 31, 2016, 79% of Shaw’s consolidated long-term debt was fixed with respect to interest rates.

(b)

Foreign exchange: A portion of Shaw’s debt, capital expenditures, revenues and operating expenses are denominated in U.S. dollars – both for ViaWest and Shaw’s other U.S. operations. In addition, Shaw’s net investment in ViaWest is exposed to foreign exchange risk related to fluctuations in exchange rates between the Canadian and U.S. dollar. This risk is mitigated by certain U.S. dollar denominated debt which is designated as a hedge for the net investment in ViaWest as well as U.S. dollar forward purchases to reduce foreign exchange exposure to Shaw. Fluctuations in the value of the Canadian dollar relative to the U.S. dollar may have a material adverse effect on Shaw, its operations and/or its financial results.

(c)

Capital markets: Shaw requires ongoing access to capital markets to support our operations. Changes in capital market conditions, including significant changes in market interest rates or lending practices, or changes in Shaw’s credit ratings, may adversely affect our ability to raise or refinance short-term or long-term debt and therefore may have a material adverse effect on Shaw, its operations and/or its financial results.

Shaw manages its exposure to floating interest rates by maintaining a balance of fixed and floating rate debt. Shaw may enter into forward contracts in respect of U.S. dollar capital expenditure and operating commitments to manage its exposure to foreign exchange uncertainty. While hedging and other efforts to manage floating interest rate risk are intended to mitigate Shaw’s risk exposure, because of the inherent nature and risk of such transactions, those activities can result in losses. If Shaw hedges its floating interest rate exposure, it may forego the benefits that may otherwise be experienced if rates were to fall and it is subject to credit risks associated with the counterparties with whom it contracts. In order to minimize the risk of counterparty default under its swap agreements, Shaw assesses the creditworthiness of its swap counterparties. Further information concerning the policy and use of derivative financial instruments is contained in Notes 2 and 28 to the Consolidated Financial Statements.

Equity Investment in Corus

As at August 31, 2016, the Company had a 38% interest in Corus, which operates a portfolio of multimedia offerings comprised of specialty television services, radio stations, conventional television stations, a global content business, digital assets, live events, children’s book publishing, animation software, technology and media services (see “Equity Interest in Corus”). Each of these businesses faces competition, including competition for subscribers, advertising customers and engaging content. Corus’ performance affects the value of the Company’s investment in Corus and the Company’s financial results. Corus’ performance may not meet the Company’s expectations (including in respect of Corus’ payment of a regular dividend) in the near and/or long term.

As Corus is a publicly traded company, its value to the Company may be determined by market factors that do not reflect its value. This may limit the Company’s ability to market its interest in Corus at a price that reflects the intrinsic value of Corus to the Company.

Programming Expenses

Expenses for video programming continue to be one of our most significant single expense items. Costs continue to increase, particularly for sports programming. In addition, as we add programming or distribute existing programming to more of our subscriber base, programming expenses increase. Although we have been successful at reducing the impact of these cost increases through the sale of additional services or increasing subscriber rates, there can be no assurance that we will continue to be able to do so and may have a material adverse effect on Shaw, its operations and/or its financial results.

Satellite Failure

Shaw relies on three satellites (Anik F2, Anik F1R and Anik G1) owned by Telesat Canada (“Telesat”) to provide satellite services in our Consumer and Business Network Services divisions. The Company owns certain transponders on Anik F2 and has

2016 Annual Report Shaw Communications Inc.	35

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

long-term capacity service agreements in place in respect of transponders on Anik F1R, Anik F2 and Anik G1. For transponders on Anik F1R and Anik F2, the Company does not maintain any indirect insurance coverage as it believes the costs are uneconomic relative to the benefit which could otherwise be derived through an arrangement with Telesat. In the case of Anik G1, Telesat is committed to maintaining insurance on the satellite for five years from its April 2013 launch. As collateral for the transponder capacity pre-payments that were made by the Company to facilitate the construction of the satellite, the Company maintains a security interest in the transponder capacity and any related insurance proceeds that Telesat recovers in connection with an insured loss event.

The Company does not maintain business interruption insurance covering damage or loss to one or more of the satellites as it believes the premium costs are uneconomic relative to the risk of satellite failure. The majority of transponder capacity is available to the Company on an unprotected, non-preemptible basis, in both the case of the Anik F2 transponders that are owned by Shaw and the Anik F1R, Anik F2 and Anik G1 transponders that are secured through capacity service agreements. The Company has priority access to spare transponders on Anik F1R, Anik F2 and Anik G1 in the case of interruption, subject to availability. In the event of satellite failure, service will only be restored as capacity becomes available. Restoration of satellite service on another satellite may require repositioning or re-pointing of customers’ receiving dishes, an upgrade of their video terminal or customers may require a larger dish. The Anik G1 satellite has a switch feature that allows whole channel services (transponders and available spares) to be switched from extended Ku-band to Ku-band, which provides the Company with limited back-up to restore failed whole channel services of Anik F1R. Satellite failure could negatively affect levels of customer service and customer relationships and may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Network Failure

Shaw’s business may be interrupted by wireline or wireless network failures, including Shaw’s own networks or third party networks. Such network failures may be caused by fire damage, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events which may be beyond Shaw’s control.

As insurance premium costs are uneconomic relative to the risk of failure, Shaw self-insures the plant in the hybrid fibre-coax network. It is likely that wireline or wireless network damage caused by any one incident would be limited by geographic area and the resulting business interruption and financial damages would be also limited. In addition, with respect to a wireline network failure, we expect the risk of loss to be mitigated as most of the backbone fibre network and much of the hybrid fibre-coax access network is located underground.

Shaw protects its wireline network through a number of measures including physical and information technology security, and ongoing maintenance and placement of insurance on our network equipment and data centres. In the past, the Company has successfully recovered from network damage caused by natural disasters without significant cost or disruption of service.

Shaw protects its wireless network and mitigates wireless network failure through physical and information technology security, ongoing maintenance, and by carrying insurance on its wireless network equipment.

Despite the steps Shaw takes to reduce the risk of wireline and wireless network failure, failures may still occur, and such failures could negatively affect levels of customer service and relationships which may have a material adverse effect on Shaw and its reputation, as well as its operations and/or financial results.

Cyber Security Risks

Shaw’s systems and network architecture are designed and operated to be secure, but they are vulnerable to the risks of an unauthorized third party accessing these systems or its network. This could lead to a number of adverse consequences, including the unavailability, disruption or loss of Shaw’s services or key functionalities within Shaw’s technology systems or software or the unauthorized disclosure, corruption or loss of sensitive company, customer or personal information. Our insurance may not cover or be adequate to fully reimburse us for any associated costs and losses.

We continue to assess and enhance our cyber security stance within Shaw while we continue to monitor the risks of cyber attacks and implement appropriate security policies, procedures and information technology systems to mitigate the risk of cyber attacks.

36	Shaw Communications Inc. 2016 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

External threats to our network are constantly changing, and there is no assurance we will be able to protect the network from all future threats which may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Information Systems and Internal Business Processes

Many aspects of the Company’s businesses depend to a large extent on various IT systems and software, and on internal business processes. Shaw regularly undertakes initiatives to update and improve these systems and processes. Although the Company has taken steps to reduce the risks of failure of these systems and processes, there can be no assurance that potential failures of, or deficiencies in, these systems, processes or change initiatives will not have an adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Reliance on Suppliers

Shaw is connected to or relies on other telecommunication carriers and certain utilities to conduct its business. Any disruption to the services provided by these suppliers, including labour strikes and other work disruptions, bankruptcies, technical difficulties or other events affecting the business operations of these carriers or utilities may affect Shaw’s ability to operate and, therefore may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

The Company sources its customer premise and capital equipment, capital builds as well as portions of its service offerings from certain key suppliers. While the Company has alternate sources for many of these purchases, the loss of a key supplier may adversely affect the Company’s ability to operate, and therefore may have a material adverse effect on Shaw, its operations and/or its financial results. There are a limited number of suppliers of popular mobile devices and there is a risk that the Company will not be able to maintain contracts for its existing supply of mobile devices and/or contract for the supply of new devices on commercially reasonable terms.

Litigation

Shaw and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business, whether in Canada or the U.S. Although management does not expect that the outcome of these matters will have a material adverse effect on the Company, there can be no assurance that these matters, or other legal matters that arise in the future, will not have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Taxes

Shaw’s business is subject to various tax laws, changes to tax laws and the adoption of new tax laws, regulations thereunder and interpretations thereof, which may have adverse tax consequences to Shaw.

While Shaw believes it has adequately provided for all income and commodity taxes based on information that is currently available, the calculation and the applicability of taxes in many cases require significant judgment in interpreting tax rules and regulations. In addition, Shaw’s tax filings are subject to government audits which could result in material changes in the amount of current and deferred income tax assets and liabilities and other liabilities which may, in certain circumstances, result in the assessment of interest and penalties.

Concerns about Alleged Health Risks relating to Radiofrequency Emissions

Concerns about alleged health risks relating to radiofrequency emissions may adversely affect our Wireless division. Some studies have alleged that links exist between radiofrequency emissions from certain wireless devices and cell sites and various health problems or possible interference with electronic medical devices, including hearing aids and pacemakers. Our Wireless division complies with all applicable laws and regulations. Further, our Wireless division relies on suppliers of wireless network equipment and customer equipment to meet or exceed all applicable regulatory and safety requirements. No definitive evidence exists of harmful effects from exposure to radiofrequency emissions when legal limits are complied with. Additional studies of radiofrequency emissions are ongoing and we cannot be certain of results, which could result in additional or more restrictive regulation or exposure to potential litigation.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

Acquisitions, Dispositions and Other Strategic Transactions

Shaw may from time to time make acquisitions to expand its existing businesses or to enter into sectors in which Shaw does not currently operate, dispositions to focus on core offerings or enter into other strategic transactions. Such acquisitions, dispositions and/or strategic transactions may fail to realize the anticipated benefits, result in unexpected costs and/or Shaw may have difficulty incorporating or integrating the acquired business, any of which may have a material adverse effect on Shaw, its operations and/or financial results.

Holding company structure

Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from our subsidiaries together with proceeds raised by the Company through the issuance of equity and the incurrence of debt, and from proceeds received on the sale of assets. The payment of dividends and the making of loans, advances and other payments to Shaw by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

Control of the Company

Class A Shares are the only shares entitled to vote on all shareholder matters. Voting control of the Company is held by Shaw Family Living Trust (“SFLT”) which holds, for the benefit of descendants of JR and Carol Shaw, 17,562,400 Class A Shares, being approximately 78% of the issued and outstanding shares of such class as at August 31, 2016. The sole trustee of SFLT is a private company owned by JR Shaw and having a board comprised of seven directors, including JR Shaw as chair, Carol Shaw, and four other members of JR Shaw’s family. Accordingly, JR Shaw, through SFLT and its trustee, is able to elect a majority of the Board of Directors of the Company and to control any vote by the holders of Class A Shares.

Dividend Payments are not Guaranteed

Shaw currently pays monthly common share and quarterly preferred share dividends in amounts approved on a quarterly basis by the Board of Directors. Over the long term, Shaw expects to continue to pay dividends from its free cash flow; however, balance sheet cash and/or credit facilities may be used to stabilize dividends from time to time. Although Shaw intends to make regular dividend payments, dividends are not guaranteed as actual results may differ from expectations and there can be no assurance that the Company will continue common or preferred share dividend payments at the current level. In addition to the standard legislated solvency and liquidity tests that must be met, the Company would not be able to declare and pay dividends if there was an event of default or a pending event of default would result (as a consequence of declaring and paying dividends) under its credit facilities.

DISCUSSION OF OPERATIONS AND FOURTH QUARTER

To comply with the requirements of Items 1.4 (Discussion of Operations) and 1.10 (Fourth Quarter) of Form 51-102F1 of National Instrument 51-102, the sections entitled “Discussion of Operations” and “Overview” in the Company’s Management’s Discussion and Analysis for the fourth quarter and year ended August 31, 2016 (the “2016 Fourth Quarter MD&A”) are incorporated by reference herein. The 2016 Fourth Quarter MD&A can be found on SEDAR at www.sedar.com.

38	Shaw Communications Inc. 2016 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

SUMMARY OF QUARTERLY RESULTS

Quarter	Revenue	Operating income before restructuring costs and amortization(1)	Net income from continuing operations attributable to equity shareholders	Net income attributable to equity shareholders	Net income(2)	Basic and diluted earnings per share from continuing operations	Basic and diluted earnings per share
(millions of Canadian dollars except per share amounts)
2016
Fourth	1,306	549	144	154	154	0.29	0.31
Third	1,283	555	58	700	704	0.11	1.44
Second	1,151	502	116	156	164	0.24	0.32
First	1,144	508	138	209	218	0.28	0.43

Total	4,884	2,114	456	1,219	1,240	0.92	2.50

2015
Fourth	1,131	525	247	272	276	0.51	0.57
Third	1,135	527	136	202	209	0.28	0.42
Second	1,118	498	135	163	168	0.28	0.34
First	1,100	487	148	219	227	0.31	0.46

Total	4,484	2,037	666	856	880	1.38	1.79

(1)	Refer to Key performance drivers.
(2)	Net income attributable to both equity shareholders and non-controlling interests.

While financial results for the Company are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. Subscriber activity may also be affected by competition and Shaw’s promotional activity. Further, satellite subscriber activity is modestly higher around the summer time when more subscribers have second homes in use. Shaw’s wireline, satellite, wireless or data centre businesses do not depend on any single customer or concentration of customers.

Fourth quarter net income decreased $550 million compared to the third quarter of fiscal 2016 mainly due to lower income from discontinued operations relating primarily to the gain on the divestiture of the former Media division recorded in the third quarter, decreased operating income before restructuring costs and amortization, and higher income taxes. Partly offsetting the decrease in net income were decreases in net other costs and revenues and restructuring costs. Net other costs and revenue decreased primarily due to non-recurring charges recorded in the third quarter, including a $17 million impairment of goodwill relating to the Tracking business, a $51 million impairment of the Company’s joint venture investment in shomi, a $20 million write-down of a private portfolio investment, $12 million in acquisition related costs and a $10 million loss from an equity accounted associate. See “Other income and Expense” for further detail on non-operating items.

Net income for the third quarter increased $540 million compared to the second quarter of fiscal 2016 mainly due to higher income from discontinued operations relating primarily to the gain on the divestiture of the former Media division, increased operating income before restructuring costs and amortization and lower income taxes. Partly offsetting the net income improvement in the quarter were: i) decreased net other costs and revenue; ii) increased restructuring charges; and iii) increased amortization. Net other costs and revenue decreased primarily due to $17 million impairment of goodwill relating to the Tracking business, a $51 million impairment of the Company’s shomi joint venture investment, a $20 million write-down of a private portfolio investment and a $10 loss from an equity accounted associate.

In the second quarter of 2016, net income decreased $54 million compared to the first quarter of fiscal 2016 mainly due to decreased income from discontinued operations of $32 million, primarily due to the seasonality of the Media business reflected in income from discontinued operations, net of tax, and net other costs and revenues of $13 million. Net other costs and revenues decreased primarily due to $8 million of costs recorded in the quarter related to the acquisition of WIND and INetU.

In the first quarter of 2016, net income decreased $58 million compared to the fourth quarter of 2015 mainly due to a change in net other costs and revenues of $140 million and decrease in operating income before restructuring costs and amortization

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

of $17 million offset by an increase in income from discontinued operations, net of tax, of $51 million and a decrease in income taxes of $50 million. Net other costs and revenues decreased primarily due to a fourth quarter 2015 gain on the sale of wireless spectrum of $158 million less the impact of a $27 million write-down of a private portfolio investment in the same period offset by an increase in the equity loss of a joint venture of $5 million in the first quarter of 2016.

In the fourth quarter of 2015, net income increased $67 million primarily due to improved net other revenue items of $191 million partially offset by lower income from discontinued operations, net of tax, of $44 million and higher income tax expense of $70 million. The improvement in net other costs and revenue items was due to the combined effects of the aforementioned sale of spectrum licenses and write-down of a private portfolio investment during the fourth quarter and the $59 million net charge arising in the third quarter related to an impairment of goodwill, write-down of IPTV assets and proceeds received on the Shaw Court insurance claim.

In the third quarter of 2015, net income increased $41 million due to higher operating income before restructuring costs and amortization of $29 million, an increase in income from discontinued operations, net of tax, of $40 million, lower restructuring costs of $35 million and $11 million of proceeds related to the Shaw Court insurance claim, partially offset by a charge for impairment of goodwill of $15 million and write-down of IPTV assets of $55 million as well as the distributions received from a venture capital fund in the second quarter. The impairment of goodwill was in respect of the Tracking operations in the Business Network Services division and was a result of the Company’s annual impairment test of goodwill and indefinite-life intangibles in the third quarter. The write-down of IPTV assets was a result of the Company’s decision to work with Comcast to begin technical trials of their cloud-based X1 platform.

In the second quarter of 2015, net income decreased $59 million due to lower income from discontinued operations, net of tax, of $46 million and restructuring expenses of $36 million partially offset by higher operating income before restructuring costs and amortization of $10 million, net other costs and revenue items of $24 million due to the aforementioned venture capital fund distributions.

In the first quarter of 2015, net income increased $35 million due to income from discontinued operations, net of tax, of $56 million and a decrease in income taxes of $26 million, partially offset by increases in amortization of $33 million and net other costs of $17 million. The increase in net other costs and revenue was primarily due to an equity loss of $13 million in respect of the Company’s joint venture interest in shomi.

The following further assists in explaining the trend of quarterly revenue and operating income before restructuring costs and amortization:

Growth (losses) in subscriber statistics as follows:

	2016				2015
Subscriber Statistics	First	Second	Third	Fourth	First	Second	Third	Fourth
Video – Cable	(20,900)	(39,354)	(25,993)	(23,773)	(15,591)	(35,967)	(24,524)	(39,315)
Video – Satellite	(12,628)	(3,560)	1,113	(6,780)	(17,980)	(8,254)	(2,820)	(8,146)
Internet	8,418	2,788	(8,302)	12,064	14,048	(1,819)	7,212	2,699
Phone	(19,730)	(11,369)	(9,767)	(13,094)	(599)	(12,027)	(20,974)	(29,683)
Wireless – Postpaid	–	–	639,997	27,031	–	–	–	–
Wireless – Prepaid	–	–	363,472	12,788	–	–	–	–

40	Shaw Communications Inc. 2016 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

RESULTS OF OPERATIONS

OVERVIEW OF FISCAL 2016 CONSOLIDATED RESULTS

				Change
(millions of Canadian dollars except per share amounts)	2016	2015	2014	2016%		2015%
Operations:
Revenue	4,884	4,486	4,219	8.9		6.3
Operating income before restructuring costs and amortization(1)	2,114	2,037	1,909	3.8		6.7
Operating margin(1)	43.3%	45.4%	45.3%	(2.1	pts)	0.1	pts
Funds flow from continuing operations(2)	1,483	1,398	1,302	6.1		7.4
Net income from continuing operations	456	666	606	(31.5)		9.9
Income from discontinued operations, net of tax	784	214	281	>100.0		(23.8)
Net income	1,240	880	887	40.9		(0.8)
Free cash flow(1)	482	653	698	(26.2)		(6.4)
Balance sheet:
Total assets	15,244	14,564	13,250
Long-term financial liabilities
Long-term debt (including current portion)	5,612	5,669	4,690
Other financial liabilities	5	20	5

Per share data:
Basic earnings per share
Continuing operations	0.92	1.40	1.30
Discontinued operations	1.59	0.40	0.54

	2.51	1.80	1.84

Diluted earnings per share
Continuing operations	0.92	1.39	1.30
Discontinued operations	1.59	0.40	0.54

	2.51	1.79	1.84

Weighted average number of participating shares outstanding during period (millions)	480	468	457
Cash dividends declared per share
Class A	1.1825	1.1613	1.0775
Class B	1.1850	1.1638	1.0800

(1)	Refer to Key performance drivers.
(2)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

Fiscal 2016 Highlights

•	Net income was $1.24 billion for fiscal 2016 compared to $880 million in 2015.
•	Earnings per share were $2.51 in fiscal 2016 compared to $1.80 in 2015.
•	Revenue for fiscal 2016 improved 8.9% to $4.88 billion from $4.49 billion last year.
•	Operating income before restructuring costs and amortization of $2.11 billion in fiscal 2016 was up 3.8% over last year’s amount of $2.04 billion.
•	Consolidated free cash flow in fiscal 2016 was $482 million compared to $653 million in 2015.

2016 Annual Report Shaw Communications Inc.	41

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

•

During 2016 the Company’s dividend rates on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares were $1.1825 and $1.1850 respectively. Dividends paid in 2016 were $568 million gross of amounts attributed to the dividend reinvestment plan.

Significant acquisitions, financings and other transactions:

ViaWest acquisition of INetU, Inc.

•

On December 15, 2015, ViaWest closed the acquisition of 100% of the shares of INetU, Inc. (“INetU”) for US$162 million which was funded through a combination of borrowings under ViaWest’s and the Company’s revolving credit facilities as well as incremental term loan proceeds under ViaWest’s credit facility.

•

INetU is a solutions provider of public, private and hybrid cloud environments offering managed security and compliance services. The acquisition of INetU allowed ViaWest to add new services to its cloud and managed offerings, and expanded its geographical footprint with eastern U.S. and European cloud locations.

Acquisition of Mid-Bowline Group Corp and its wholly owned subsidiary WIND Mobile Corp.

•

On March 1, 2016, the Company completed the acquisition of 100% of the shares of Mid-Bowline Group Corp. and its wholly owned subsidiary WIND Mobile Corp. for an enterprise value of $1.6 billion which was funded through a combination of cash on hand, a drawdown of $1.3 billion on the Company’s credit facilities and the issuance of 2,866,384 Class B Non-Voting Participating Shares.

•	The fair value of purchase consideration consisted of $1.59 billion in cash and $68 million in shares. The acquisition of WIND Mobile led to the creation of our Wireless division.
•

The addition of wireless enables Shaw to combine the power of fibre, coax, Wi-Fi and wireless networks to deliver a seamless experience of anytime and anywhere enhanced connectivity within our operating footprint.

Sale of Shaw Media Inc.

•

On April 1, 2016, the Company entered into an agreement with Corus, a related party subject to common voting control, to sell 100% of its wholly owned subsidiary Shaw Media Inc. for a purchase price of approximately $2.65 billion, comprised of $1.85 billion of cash and 71,364,853 Corus Class B non-voting participating shares representing approximately 37% of Corus’ total issued equity of Class A and Class B shares.

•

For fiscal 2016, the assets and liabilities, operating results and operating cash flows for the previously reported Media segment were presented as discontinued operations separate from the Company’s continuing operations. Prior period financial information was also reclassified to present the former Media division as a discontinued operation.

•	The Company recognized a gain on the divestiture, net of tax, in income from discontinued operations of $625 million.
•

Through holding of the shares in Corus, the Company will effectively retain an indirect, non-controlling interest in the former Media division subsequent to the sale, but the Company will no longer have control over the Media division.

•

The Company participates in Corus’ dividend reinvestment program for its initial investment in Corus Class B Shares. For the year ended August 31, 2016, the Company received dividends of $34 million from Corus that were reinvested through the program into additional Corus Class B shares. At August 31, 2016, the Company owned 74,135,891 Corus Class B shares having a fair value of $911 million and representing 38% of the total issued equity of Corus.

Financing activity

•

During 2012, a syndicate of banks provided the Company with an unsecured $1 billion credit facility which includes a maximum revolving term facility of $50 million. During 2014, the Company amended the terms of the facility to extend the maturity date from January 2017 to December 2019. During 2016, the Company elected to increase its borrowing capacity by $500 million under the terms of the amended facility to a total of $1.5 billion. Funds are available to the Company in both Canadian and US dollars. Interest rates fluctuate with Canadian prime and bankers’ acceptance rates, US bank base rates and LIBOR rates.

42	Shaw Communications Inc. 2016 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

•

During 2016, ViaWest entered into an incremental US$80 million term loan and increased the borrowing capacity available on the revolving facility by US$35 million. The incremental term loan has quarterly principal repayments commencing May 2016 with the balance due on maturity in March 2022. Interest rates fluctuate with LIBOR, US prime and US Federal Funds rates and the facilities are secured by a first priority security interest in specific assets pursuant to the terms of the Security Agreement

•	On February 1, 2016, the Company repaid $300 million floating rate senior notes.
•	On February 19, 2016, the Company issued $300 million senior notes at a rate of 3.15% due February 19, 2021.
•

In connection with the acquisition of WIND Mobile on March 1, 2016, the Company drew down $1.3 billion on its credit facility comprised of a $1.0 billion non-revolving credit facility with a syndicate of lenders that was entered into on March 1, 2016 along with $300 million drawn on the Company’s existing credit facility. These amounts were repaid on April 1, 2016 using the cash proceeds received from the Shaw Media disposition.

•	On May 9, 2016, the Company repaid $300 million 6.15% senior notes.

Other items of significance

•

The Company has a 50% interest in Shomi Partnership (“shomi”) a joint venture arrangement with Rogers Communications Inc. (“Rogers”), a subscription video-on-demand service that launched in November 2014. Subsequent to the year end, shomi announced its decision to wind down its operations with service ending November 30, 2016. As a result, the Company expects to incur an investment loss of up to $120 million in its first quarter ending November 30, 2016 relating to estimated provisions for future liabilities in shomi.

•

During 2016, the Company underwent a restructuring following a set of significant asset realignment initiatives, including the acquisition of WIND and divestiture of Shaw Media. As part of the restructuring, the Company initiated an efficiency program that will deliver fiscal 2017 operating cost and capital efficiencies, in aggregate, of approximately $75 million. Approximately 200 employees were affected by the 2016 restructuring of which $23 million of restructuring costs were recorded relating primarily to severance and employee related costs.

Fiscal 2015 Highlights:

•	Net income was $880 million for fiscal 2015 compared to $887 million in 2014.
•	Earnings per share were $1.80 in fiscal 2015 compared to $1.84 in 2014.
•	Revenue for fiscal 2015 improved 6.3% to $4.49 billion from $4.22 billion in 2014
•	Operating income before restructuring costs and amortization of $2.04 billion in fiscal 2015 was up 6.7% over 2014 amount of $1.91 billion.
•	Consolidated free cash flow in fiscal 2015 was $653 million compared to $698 million in 2014.
•

During 2015 the Company increased the dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares to an equivalent annual per share dividend rate of $1.1825 and $1.185 respectively. Dividends paid in 2015 were $535 million gross of amounts attributed to the dividend reinvestment plan.

Significant acquisitions, financings and other transactions:

Acquisition of ViaWest

•

On September 2, 2014, the Company closed the acquisition of 100% of the shares of ViaWest for an enterprise value of US $1.2 billion which was funded through a combination of cash on hand, assumption of ViaWest debt and a drawdown of US $330 million on the Company’s credit facility.

•

The ViaWest acquisition provided the Company with a growth platform in the North American data centre sector and represented another step in expanding technology offerings for mid-market enterprises in Western Canada.

2016 Annual Report Shaw Communications Inc.	43

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

Other items of significance

•

In April 2014 the Company announced changes to the structure of its operating divisions to improve overall efficiency while enhancing its ability to grow as the leading network and content experience company. Commencing in fiscal 2015, Shaw’s residential and enterprise services were reorganized into new Consumer and Business units, respectively. The organization structure realignment efforts included the following initiatives:

•	Adapting its customer care operations into centres of expertise in order to improve the end-to-end customer service experience;
•	Restructuring certain functions within the Business Network Services division to improve customer service and performance; and
•	Organizational changes in the former Media division to transition from a traditional broadcaster to a broader focus media organization.
•	In 2015, the Company recorded $52 million in respect of continued restructuring, primarily related to severance and employee related costs, which impacted approximately 1,700 employees.
•	During fiscal 2015, the Company entered into a joint venture arrangement with Rogers to form shomi, a subscription video-on-demand. The service was launched in early November 2014.
•

During 2013, the Company granted Rogers an option to acquire its wireless spectrum licenses. The exercise of the option and the sale of the wireless spectrum licenses were subject to various regulatory approvals and therefore, the licenses were not classified as held for sale. During fiscal 2015, the regulatory reviews concluded at which time Rogers exercised its option and the transfer was completed. The Company had previously received $50 million in respect of the purchase price of the option to acquire wireless spectrum licenses and a $200 million deposit in respect of the option exercise price. The Company received an additional $100 million when the transaction completed and recorded a gain of $158 million.

•

During 2013, the Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from strategic transactions. Accelerated capital initiatives were funded through this fund and not cash generated from operations. Key investments included the Calgary data centres, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the Wi-Fi network, and additional innovative product offerings related to Shaw Go WiFi and other applications to provide an enhanced customer experience. Approximately $110 million was invested in fiscal 2013, $240 million in fiscal 2014, and $150 million in fiscal 2015. The accelerated capital fund was closed in fiscal 2015.

Fiscal 2014 Highlights:

Significant acquisitions, financings and other transactions:

•

In 2014, we adopted a program called “Focus to Deliver” designed to enhance our efficiency and growth potential by ensuring business decisions are made in accordance with disciplined customer-centric criteria.

•

Shaw also continued to invest in and build awareness of Shaw Go WiFi and as at August 31, 2014 had approximately 45,000 hotspots and 1.25 million devices registered on the network. The Company increased its equivalent annual per share dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares to an equivalent dividend rate of $1.0975 and $1.10 respectively. Dividends paid in 2014 were $485 million gross of amounts attributed to the dividend reinvestment plan.

•	The Company conducted a number of capital market activities, including:
•	The issuance of 4.35% $500 million senior unsecured notes due January 31, 2024.
•	The issuance of $300 million floating rate senior unsecured notes due February 1, 2016.
•	The redemption of $600 million senior unsecured notes due June 2, 2014.

Revenue and operating income before restructuring costs and amortization

Consolidated revenue of $4.88 billion for fiscal 2016 improved 8.9% over $4.49 billion for fiscal 2015. Revenue growth was due to the addition of the new Wireless division and customer growth in the Business Network Services and the Business Infrastructure Services divisions as well as due to the incremental revenue acquired with the purchase of INetU. Consumer

44	Shaw Communications Inc. 2016 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

revenue was comparable to the prior year where improvements in revenue from annual August rate increases and growth in Internet RGUs were offset by video, phone and satellite RGU declines and lower On Demand revenues.

Operating income before restructuring costs and amortization of $2.11 billion for the twelve month period improved 3.8% compared to $2.04 billion for fiscal 2015. The improvement reflects the addition of the Wireless division and growth in the Business Infrastructure Services and Business Network Services divisions attributable to profitable customer growth and the acquisition of INetU. This improvement was partially offset by lower operating income before restructuring costs and amortization in the Consumer division related primarily to higher costs associated with the deployment of FreeRange TV and programming.

Amortization

(millions of Canadian dollars)	2016	2015	Change %
Amortization revenue (expense) –
Deferred equipment revenue	67	78	(14.1)
Deferred equipment costs	(151)	(164)	7.9
Property, plant and equipment, intangibles and other	(873)	(778)	(12.2)

Amortization of deferred equipment revenue and deferred equipment costs decreased over the comparable year primarily due to the impact of the fluctuation in the sales mix of equipment, timing and volume of sales and amortization periods for amounts in respect of customer premise equipment, as well as changes in customer pricing on certain equipment.

Amortization of property, plant and equipment, intangibles and other increased 12.2% for the year ended August 31, 2016 over the comparable periods due to amortization related to the new Wireless division as well as the effect of higher foreign exchange rates on the translation of ViaWest and the amortization of new expenditures exceeding the amortization of assets that became fully amortized during the periods

Amortization of financing costs and Interest expense

(millions of Canadian dollars)	2016	2015	Change %
Amortization of financing costs – long-term debt	5	4	25.0
Interest expense	301	283	6.4

Interest expense for the twelve month period ended August 31, 2016 increased over the comparable period primarily due to increased debt related to business acquisitions, foreign exchange on U.S. dollar denominated debt and a decrease in capitalized interest.

Other income and expenses

(millions of Canadian dollars)	2016	2015	Increase (decrease) in income
Business acquisition costs	(21)	(6)	(15)
Equity loss of an associate or joint venture	(61)	(56)	(5)
Gain on sale of wireless spectrum licenses	–	158	(158)
Impairment of goodwill	(17)	(15)	(2)
Other losses	(102)	(44)	(58)

	(201)	37	(238)

2016 Annual Report Shaw Communications Inc.	45

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

In fiscal 2016, the Company incurred $20 million of acquisition related costs for professional fees paid to lawyers, consultants, advisors and other related costs in respect of the acquisition of WIND which closed on March 1, 2016, and $1 million related to the acquisition of INetU. During the first quarter of the prior year, $6 million of costs were incurred in respect of the acquisition of ViaWest.

The Company recorded an equity loss of $52 million in fiscal 2016 (2015 – $56) related to its interest in shomi, the subscription video-on-demand service launched in early November 2014. The equity loss includes amounts in respect of the development and launch of the business. The Company recorded an equity loss of $10 million in fiscal 2016 (2015 – $nil) related to its interest in Corus.

In fiscal 2014, Rogers Communications Inc. exercised its option to acquire the Company’s AWS spectrum as announced in January 2013. Previously the Company received $50 million in respect of the purchase price of the option to acquire wireless spectrum licenses and a $200 million deposit in respect of the option exercise price. The Company received an additional $100 million when the transaction completed in fiscal 2015 and recorded a gain of $158 million in that period.

As a result of the Company’s annual impairment test of goodwill and indefinite-life intangibles, an impairment charge of $17 million was recorded in fiscal 2016 with respect to the Tracking operations in the Business Network Services division.

Other losses generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the current year, the category also includes a write-down of $54 in respect of the Company’s investment in shomi, a write-down of $20 in respect of a private portfolio investment and asset write-downs of $16. In the prior year, the category included a write-down of $6 in respect of a property held for sale, distributions of $27 from a venture capital fund investment, a write-down of $27 in respect of a private portfolio investment, additional proceeds of $15 related to the fiscal 2012 Shaw Court insurance claim and asset write-downs of $55.

Subsequent to the period end, shomi, announced an orderly wind down with service ending November 30, 2016. As a result, the Company expects to incur an investment loss of up to $120 million in its first quarter ending November 30, 2016 relating to a provision for future liabilities in shomi.

Income tax expense

The income tax expense was calculated using current statutory income tax rates of 26.2% for 2016 and 25.5% for 2015 and was adjusted for the reconciling items identified in Note 23 to the Consolidated Financial Statements.

Earnings per share

(millions of Canadian dollars except per share amounts)	2016	2015	Change %
Net income	1,240	880	40.9
Weighted average number of participating
shares outstanding during period (millions)	480	468
Earnings per share
Basic	2.51	1.80
Diluted	2.51	1.79

46	Shaw Communications Inc. 2016 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

Net income

Net income was $1.24 billion in 2016 compared to $880 million in 2015. The year-over-year changes are summarized in the table below.

(millions of Canadian dollars)
Increased operating income before restructuring costs and amortization	77
Decreased restructuring costs	16
Increased amortization	(93)
Increased interest expense	(18)
Change in other net costs and revenue(1)	(239)
Decreased income taxes	47
Increased income from discontinued operations, net of tax	570

360

(1)

Net other costs and revenue includes gains on sales of wireless spectrum licenses and media assets, business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, equity loss of an associate or joint venture, impairment of goodwill and other losses as detailed in the Consolidated Statements of Income.

Net income for the twelve month period ended increased $360 million relative to the comparable period primarily due to higher income from discontinued operations, net of tax, higher operating income before restructuring and amortization and a decrease in income taxes. Partly offsetting the improvement were increases in net other costs and revenue, higher interest expense and amortization, and reduced income from discontinued operations, net of tax, for the period following the divestiture.

Net other costs and revenues were unfavourable primarily due to amounts incurred in the third quarter related to the acquisition of WIND, a $17 million impairment of goodwill relating to the Tracking business, the impairment and equity loss of the Company’s joint venture in shomi of $54 million, the write-down of private portfolio investment and a $10 million loss from an equity accounted associate. See “Other income and Expense” for further detail on non-operating items.

SEGMENTED OPERATIONS REVIEW

CONSUMER

FINANCIAL HIGHLIGHTS

(millions of Canadian dollars)	2016	2015	Change %
Revenue	3,752	3,752	–

Operating income before restructuring costs and amortization(1)	1,667	1,686	(1.1)
Operating margin(1)	44.4%	44.9%	(0.5	pts)

(1)	Refer to Key performance drivers.

Consumer revenue for the year of $3.8 billion was comparable to last year. The effect of price adjustments and growth in Internet was offset by higher promotional costs, reduced On-Demand revenues and lower video and phone subscribers.

Operating income before restructuring costs and amortization of $1.67 billion decreased 1.1% over the prior year. The year-to-date result was affected primarily by higher expenses including implementation and recurring costs attributable to the launch of FreeRange TV, and programming costs due to annual contracted increases and new content, offset partially by lower employee related costs due in part to the efficiency program enacted in the third quarter.

2016 Annual Report Shaw Communications Inc.	47

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

BUSINESS NETWORK SERVICES

Financial Highlights

(millions of Canadian dollars)	2016	2015	Change %
Revenue	548	520	5.4

Operating income before restructuring costs and amortization(1)	265	256	3.5
Operating margin(1)	48.4%	49.2%	(0.8	pts)

(1)	Refer to Key performance drivers.

Revenue of $548 million was 5.4% higher than the prior year primarily due to customer growth in both small to medium size businesses and in large enterprise markets as well as an August 2016 rate increase for legacy video, internet and phone products. The core business, which excludes satellite services, increased revenues 7.0% on a full year basis, reflecting continued customer growth converting to or adding Shaw’s Smart suite of products.

Operating income before restructuring costs and amortization of $265 million improved 3.5% over the comparable year due to consistent customer growth trends throughout fiscal 2016 partly offset by the incremental costs associated with pursuing new customer opportunities including additional employee and marketing costs incurred relating to the Smart suite of products.

BUSINESS INFRASTRUCTURE SERVICES

Financial Highlights

(millions of Canadian dollars)	2016	2015	Change %
Revenue	334	246	35.8

Operating income before restructuring costs and amortization(1)	123	95	29.5
Operating margin(1)	36.8%	38.6%	(1.8	pts)

(1)	Refer to Key performance drivers.

Revenue for the year was $334 million and operating income before restructuring costs and amortization was $123 million. For the year, revenue of $334 million increased 35.8% over the prior year due primarily to the acquisition of INetU and customer growth in addition to a favourable foreign exchange impact and a full year of results from AppliedTrust, acquired in the fourth quarter of 2015. Excluding the effect of foreign exchange, revenue for the U.S. based operations increased by 24.3% to US$252 million for the twelve month period. Excluding the effect of INetU, revenue for the U.S. based operations increased by 12.0% to US$227 million for the twelve month period.

WIRELESS

Financial Highlights

(millions of Canadian dollars)	2016
Revenue	280

Operating income before restructuring costs and amortization(1)	59
Operating margin(1)	21.1%

(1)	Refer to Key performance drivers.

In fiscal 2016, the Company reported six months of operating results from the newly created Wireless division which was formed with the acquisition of WIND which was acquired on March 1, 2016.

48	Shaw Communications Inc. 2016 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

During 2016, our Wireless division reached a milestone in acquiring its one-millionth combined postpaid and prepaid subscriber. The year ended with 667,028 postpaid subscribers and 376,260 prepaid subscribers and ARPU of $37.40, representing a 6% increase since the date of acquisition.

CAPITAL EXPENDITURES AND EQUIPMENT COSTS

	Year ended August 31,
(millions of Canadian dollars)	2016	2015	Change %
Consumer and Business Network Services
New housing development	105	106	(0.9)
Success based	275	284	(3.2)
Upgrades and enhancements	401	353	13.6
Replacement	43	35	22.9
Buildings and other	91	176	(48.3)
Total as per Note 24 to the audited annual consolidated financial statements	915	954	(4.1)
Business Infrastructure Services
Total as per Note 24 to the audited annual consolidated financial statements	155	152	2.0
Wireless
Total as per Note 24 to the audited annual consolidated financial statements	121	–	n/a
Consolidated total as per Note 24 to the audited annual consolidated financial statements(1)	1,191	1,106	7.7

(1)	Fiscal 2015 includes $150 million related to certain capital investments that were funded from the accelerated capital fund.

Capital investment was $1.2 billion in the current year compared to $1.1 billion in the prior year which included $150 million of investment funded through the accelerated capital fund. The accelerated capital fund initiatives, which were completed in the fourth quarter of 2015, included investment on new internal and external Calgary data centres, increasing network capacity, next generation video delivery systems, back office infrastructure upgrades, and expediting the Wi-Fi infrastructure build.

Consumer and Business Network Services

Success based capital for the twelve month period of $275 million was moderately lower than the comparable periods last year. The current year decrease in success based capital was due primarily to lower phone installations and decreased advanced Internet Wi-Fi modem spend partially offset by higher Satellite success based capital spend driven by higher customer activations, increased equipment discounts and lower rental returns. Rental returns decreased in the year due mainly to the termination of the Satellite rental program.

Investment in the combined upgrades and enhancement and replacement categories was $444 million, a $56 million increase over fiscal 2015 due to: i) investment in the wireline network including significant bandwidth and upgrade programs; ii) next generation video delivery platforms necessary to support the rollout of Comcast’s X1 and TVE products; iii) timing of bulk material and vehicle purchases; iv) initial investment in support of Satellite MPEG2 to MPEG4 upgrade: v) investment in Business Network Services managed Wi-Fi and SmartVoice products; and vi) mainline upgrade activities. Increased investments were partly offset by lower spend on Shaw Go WiFi access points and fibre builds in support of Business Network Services.

Investment in buildings and other of $91 million for the twelve month period was down $85 million over the comparable period. The decreases in each of the current quarter and year-to-date periods relate to lower spend on the internal data centre, Shaw Court refurbishment expenditures, lower internal network, software and equipment upgrades and lower capitalized interest.

Capital spend on new housing development was $105 million comparable to the prior year.

2016 Annual Report Shaw Communications Inc.	49

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

Business Infrastructure Services

Capital investment of $155 million for the twelve month period was primarily growth related capital investment in core infrastructure and equipment to expand existing facilities in Denver, Colorado and Portland, Oregon along with development of the newest data center in Plano, Texas. Also included in the twelve-month period is $11 million related to investment in the Calgary1 data centre located in Calgary, Alberta facility.

Wireless

Capital investment of $121 million for the six months since the formation of the Wireless division, respectively, represented investment for the continued improvement in the network infrastructure primarily in the LTE-Advanced core and radio network rollout readiness project across the network as well as capital investments made on the upgrade of back office systems.

DISCONTINUED OPERATIONS – SHAW MEDIA

	Year ended August 31,
	2016	2015
Revenue	610	1,080
Eliminations(1)	(46)	(78)
	564	1,002
Operating, general and administrative expenses
Employee salaries and benefits	109	180
Purchases of goods and services(2)	272	558
	381	738
Eliminations(1)	(46)	(78)
	335	660
Restructuring costs	–	13
Amortization(2)	11	30
Accretion of long-term liabilities and provisions	2	4
Other losses	–	5
Income from discontinued operations before tax and gain on divestiture	216	290
Income taxes	57	76
Income from discontinued operations before gain on divestiture	159	214
Gain on divestiture	672	–
Income taxes on gain	47	–
Income (loss) from discontinued operations, net of tax	784	214

(1)

Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they are expected to continue to be incurred subsequent to the disposition.

(2)

As of the date the Media division met the criteria to be classified as held for sale, the Company ceased amortization of non-current assets of the division, including program rights, property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in twelve month period amounted to $35 for program rights and $6 for property, plant and equipment, intangibles and other.

For the twelve month period, revenue of $564 million and income from discontinued operations, net of tax, of $784 million compared to $1.0 billion and $214 million last year, respectively. The revenue decrease was the result of seven months of results in the current year prior to the divestiture of the former Media division on April 1, 2016. The increase in income from

50	Shaw Communications Inc. 2016 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

discontinued operations, net of tax, was primarily due to the $672 million gain on the divesture offset by the impact of lower income from discontinued operations before gain on divestiture, the result of only seven months of results in the current year, and income taxes on the gain.

FINANCIAL POSITION

Total assets were $15.2 billion at August 31, 2016 compared to $14.6 billion at August 31, 2015. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2015.

Current assets decreased $133 million due to decreases in accounts receivable of $200 million, partially offset by increases in cash of $7 million and other current assets of $60 million. Accounts receivable decreased primarily due to the sale of the former Media division, partly offset by accounts receivable of WIND acquired during the third quarter. Cash increased as the funds provided by operations exceeded the cash outlay for investing and financing activities. Other current assets increased with the acquisition of WIND.

Investments and other assets increased $756 million primarily due to the Corus Class B shares received as proceeds on the sale of the Media division, partially offset by equity losses of associates and joint ventures and write-downs of an investment in shomi and an investment in a privately held entity.

Property, plant and equipment increased $387 million due to the WIND and INetU business acquisitions and capital investment in excess of amortization, partly offset by property, plant and equipment of the Media division, which was sold during the third quarter. Other long-term assets increased $16 million mainly due to the acquisition of WIND. Intangibles and goodwill decreased $343 million due to goodwill and intangibles related to the Media division which was disposed of during the quarter, partly offset by $1.6 billion of intangibles and $231 million goodwill recorded on the acquisitions of INetU and WIND, net software intangible additions and the ongoing effect of foreign exchange arising on translation of ViaWest.

Current liabilities decreased $119 million during the quarter due to decreases in the current portion of long-term debt of $196 million and current provisions of $19 million, partially offset by increases of $57 million in accounts payable and accruals, $20 million in income taxes payable and $19 million in unearned revenue. The decrease in current portion of long term debt is due to the repayment of $300 million variable rate senior notes on February 1, 2016 and $300 million 6.15% senior notes on May 9, 2016, partly offset by inclusion of $400 million 5.70% senior notes due March 2, 2017. Current provisions decreased primarily due to lower unpaid restructuring amounts. Accounts payable and accruals increased due the inclusion of accounts payable related to WIND which was acquired in the third quarter, partially offset by accounts payable related to the Media division which was sold during the third quarter and the timing of payment and fluctuations in various payables including capital expenditures and interest. Income taxes payable increased as a result of the current period provision partially offset by installments made in the period.

Long-term debt increased $139 million due to the issuance of $300 million in fixed rate senior notes at a rate of 3.15% due February 19, 2021, the debt incurred related to the acquisition of INetU under ViaWest’s and the Company’s credit facility totaling US $170 million and the effect of foreign exchanges rates on ViaWest’s debt and the Company’s US dollar borrowings under its credit facility, partially offset by the reclassification of the 6.15% senior notes to current liabilities.

Other long-term liabilities decreased $51 million mainly due to amounts related to the former Media division which was sold and contributions to employee benefit plans partially offset by actuarial losses recorded on those plans in the current quarter. Provisions increased due to the addition of WIND asset retirement obligations.

Deferred credits decreased $25 million due to a decline in deferred equipment revenue.

Deferred income tax liabilities increased $39 million primarily due to the amounts recorded on the acquisition of WIND and INetU, partly offset by amounts related to the former Media division which was sold during the previous quarter and current year income tax recovery.

Shareholders’ equity increased $649 million primarily due to increases in share capital of $299 million and retained earnings of $622 million partly offset by decreases in accumulated other comprehensive loss of $33 million and equity attributable to non-controlling interests of $236 million. Share capital increased due to the issuance of 9,489,566 Class B non-voting participating shares (“Class B Non-Voting Shares”) under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”) and the issuance of 2,866,384 Class B Non-Voting Shares in connection with the acquisition of WIND. As at November 15,

2016 Annual Report Shaw Communications Inc.	51

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

2016, share capital is as reported at August 31, 2016 with the exception of the issuance of a total of 1,390,525 Class B Non-Voting Shares upon exercise of options under the Company’s option plan and the DRIP. Retained earnings increased due to current year earnings of $1.2 billion, partially offset by dividends of $584 million while equity attributable to non-controlling interests decreased due to their share of current year earnings and derecognition in connection to the sale of Shaw Media. Accumulated other comprehensive loss decreased due to the net effect of exchange differences arising on the translation of ViaWest and U.S. dollar denominated debt designated as a hedge of the Company’s net investment in those foreign operations as well as re-measurements recorded on employee benefit plans.

CONSOLIDATED CASH FLOW ANALYSIS

Operating activities

(millions of Canadian dollars)	2016	2015	Change %
Funds flow from operations	1,483	1,398	6.1
Net change in non-cash working capital balances related to operations	72	(106)	>100.0
Operating activities of discontinued operations	108	249	(56.6)
	1,663	1,541	7.9

On a year-to-date basis, funds flow from operations increased over the comparable period primarily due to higher operating income before restructuring costs and amortization, lower restructuring costs and lower income tax expense, partially offset by higher business acquisition costs and interest expense. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to changes in accounts receivable balances and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing activities

(millions of Canadian dollars)	2016	2015	Decrease
Cash flow used in investing activities	(1,227)	(1,904)	677

For the twelve month period ended August 31, 2016, cash used in investing activities decreased over the comparable period primarily due to proceeds on the sale of the former Media division, partially offset by higher acquisitions and cash outlays for capital expenditures and inventory in the current year. The prior year also reflected net proceeds on the sale of wireless spectrum licenses.

52	Shaw Communications Inc. 2016 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

Financing activities

The changes in financing activities during 2016 and 2015 were as follows:

(millions of Canadian dollars)	2016	2015
Bank loans – net borrowings	69	361
ViaWest’s credit facilities (net) and finance lease obligations	183	52
WIND finance lease obligations	(1)	–
Repay Cdn variable rate senior notes	(300)	–
Issuance of 3.15% senior unsecured notes	300	–
Senior notes issuance cost	(2)	–
Repay 6.15% senior unsecured notes	(300)	–
Bank facility arrangement costs	(11)	(14)
Dividends	(393)	(382)
Issuance of Class B Non-Voting Shares	38	129
Financing activities of discontinued operations	(12)	(23)

	(429)	123

LIQUIDITY AND CAPITAL RESOURCES

In the current year, the Company generated $482 million of free cash flow, including $132 million of free cash flow from discontinued operations. Shaw used its free cash flow along with $1.8 billion net proceeds on the sale of the Media division, $300 million proceeds from a 3.15% senior note issuance, borrowings of $1.4 billion under its credit facilities, borrowings of $192 million under ViaWest’s credit facility, proceeds on issuance of Class B Non-Voting Shares of $37 million and funding through the net working capital change of $114 million to repay at maturity $300 million of variable rate senior notes, repay at maturity $300 million 6.15% senior notes, finance the $223 million acquisition of INetU, finance the $1.6 billion acquisition of WIND, pay common share dividends of $380 million, make $104 million in financial investments, repay $1.4 billion borrowings under its credit facilities, pay $35 million in restructuring costs and pay $7 million in other net items.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $188 million during the twelve months ending August 31, 2016.

On December 15, 2015, ViaWest closed the acquisition of 100% of the shares of INetU for approximately US$162 million which was funded through a combination of borrowings under ViaWest’s and the Company’s revolving credit facilities and incremental term loan proceeds under ViaWest’s credit facility. In addition, ViaWest’s revolving credit facility was increased from US$85 million to US$120 million.

On February 11, 2016 the Company amended the terms of its bank credit facility to increase the maximum borrowings from $1.0 billion to $1.5 billion under the bank credit facility.

The Company entered into an agreement with a syndicate of lenders to provide a $1.0 billion non-revolving term loan facility to partially fund the acquisition of WIND. The Company used the proceeds of the term loan along with cash on hand, $300 million borrowings under its existing bank credit facility and proceeds from the issuance of 2,866,384 Class B Non-Voting Shares to finance the acquisition of WIND on March 1, 2016. The $1.0 billion non-revolving term loan facility and $300 million borrowings under the Company’s bank credit facility were repaid on April 1, 2016 with the proceeds from the sale of Shaw Media.

Debt structure and financial policy

Shaw structures its borrowings generally on a standalone basis. With the exception of ViaWest, the borrowings of Shaw are unsecured. While certain non-wholly owned subsidiaries are subject to contractual restrictions which may prevent the transfer of funds to Shaw, there are no similar restrictions with respect to wholly-owned subsidiaries of the Company.

2016 Annual Report Shaw Communications Inc.	53

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

As at August 31, 2016, the ratio of debt to operating income before restructuring costs and amortization for the Company is 2.4 times. Having regard to prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.0 to 2.5 times would be optimal leverage for the Company in the current environment. Should the ratio fall below this, on an other than temporary basis, the Board may choose to recapitalize back into this optimal range. The Board may also determine to increase the Company’s debt above these levels to finance specific strategic opportunities such as a significant acquisition or repurchase of Class B Non-Voting Participating Shares in the event that pricing levels were to drop precipitously.

Shaw’s and ViaWest’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios. At August 31, 2016 Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	> 2.00:1
ViaWest Credit Facilities
Total Net Leverage Ratio(3)	≤ 6.50:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)

Fixed Charges are defined as the aggregate of interest expense for the most recently completed fiscal quarter multiplied by four and dividends paid or accrued on shares (other than participating shares) during the most recently completed four fiscal quarters.

(3)

Total Net Leverage Ratio is calculated as the ratio of consolidated total debt under the facility as of the last day of the most recent completed four fiscal quarters to Consolidated Adjusted EBITDA of ViaWest for the same period. Consolidated Adjusted EBITDA, for the purposes of the covenants, is calculated similar to Operating income before restructuring and amortization with adjustments for certain items such as one-time expenses and extraordinary items.

On June 30, 2016, 1,987,607 of the Company’s Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (“Series A Shares”) were converted into an equal number of Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (“Series B Shares”) in accordance with the notice of conversion right issued on May 31, 2016. As a result of the conversion, the Company has 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. The Series A Shares will continue to be listed on the TSX under the symbol SJR.PR.A. The Series B Shares began trading on the TSX on June 30, 2016 under the symbol SJR.PR.B. The annual fixed dividend rate for the Series A Shares, payable quarterly, was reset to 2.791% for the five year period from and including June 30, 2016 to but excluding June 30, 2021. The floating quarterly dividend rate for the Series B Shares was set at an annual dividend rate of 2.539% for the period from and including June 30, 2016 to but excluding September 30, 2016. During the quarter, the floating quarterly dividend rate for the Series B Shares was set at an annual dividend rate of 2.512% for the period from and including September 30, 2016 to but excluding December 31, 2016. The floating quarterly dividend rate will be reset quarterly.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

54	Shaw Communications Inc. 2016 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2016

Off-balance sheet arrangement and guarantees

Guarantees

Generally it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties; however, it has entered into certain agreements as more fully described in Note 25 to the Consolidated Financial Statements. As disclosed thereto, Shaw believes it is remote that these agreements would require any cash payment.

Contractual obligations

The amounts of estimated future payments under the Company’s contractual obligations at August 31, 2016 are detailed in the following table.

Contractual Obligations

	Payments due by period
(millions of Canadian dollars)	Total	Within 1 year	2 – 3 years	4 – 5 years	More than 5 years
Long-term debt(1)	8,797	710	570	3,048	4,469
Operating obligations(2)	1,383	310	455	295	323
Purchase obligations(3)	215	163	52	–	–
Other obligations(4)	5	–	5	–	–

	10,400	1,183	1,082	3,343	4,792

(1)	Includes principal repayments and interest payments.
(2)	Includes maintenance and lease of satellite transponders, program related agreements, lease of transmission facilities and premises and exclusive rights to use intellectual property in Canada.
(3)	Includes capital expenditure and inventory purchase commitments.
(4)	Includes other non-current financial liabilities.

ADDITIONAL INFORMATION

Additional information relating to Shaw, including the Company’s 2016 Annual Information Form can be found on SEDAR at www.sedar.com.

COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS

Disclosure of the Company’s corporate governance practices which differ from the New York Stock Exchange (“NYSE”) corporate governance listing standards are posted on Shaw’s website, www.shaw.ca (under Investors/Corporate Governance/Compliance with NYSE Corporate Governance Listing Standards).

CERTIFICATION

The Company’s Chief Executive Officer and Chief Financial Officer have filed certifications regarding Shaw’s disclosure controls and procedures and internal control over financial reporting.

As at August 31, 2016, the Company’s management, together with its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of each of the Company’s disclosure controls and procedures and internal control over financial reporting. Based on these evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting are effective.

There were no changes in the Company’s internal control over financial reporting during the fiscal year that have materially affected or are reasonably likely to materially affect Shaw’s internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

2016 Annual Report Shaw Communications Inc.	55